02049012

82- SUBMISSIONS FACING S

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Chengdu PTIC Telecommunications Cable Co,

*CURRENT ADDRESS Hi-Tech Development Zone
Wai Nan Shen Xian Shu
Chengdu, Sichuan Province
PRC

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 08 2002
THOMSON FINANCIAL P

FILE NO. 82- 4573

FISCAL YEAR 12/31/01
~~12/31/00~~

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☒
12G32BR	(REINSTATEMENT)	☒	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: Mr

DATE : 8/2/02

AR/S
12-31-01

02 JUL 30 AM 9:47



成都普天電纜股份有限公司(「本公司」)是中華人民共和國(「中國」)最大的電訊電纜生產製造商之一。本公司於一九九四年十月一日經重組後在中國註冊成立並透過配售及公開發售**160,000,000**股H股，於一九九四年十二月十三日在香港聯合交易所有限公司掛牌上市。中國普天信息產業集團公司(「中國普天公司」)為本公司之控股股東。

Chengdu PTIC Telecommunications Cable Company Limited (the "Company") is one of the largest telecommunications cable manufacturers in the People's Republic of China (the "PRC"). The Company was incorporated in the PRC on 1 October 1994 after its restructuring, and was listed on The Stock Exchange of Hong Kong Limited on 13 December 1994, through the placing and public offer of 160,000,000 H shares. CHINA PUTIAN CORPORATION (formerly, China PTIC Information Industry Corporation) ("CHINA PUTIAN") is the controlling shareholder of the Company.

本公司及其附屬公司生產及銷售各類通訊電纜(包括各類銅纜及光纜)、光纖、電纜套管和製造電纜使用的設備、生產配件及材料等。

The Company and its subsidiaries are engaged in the manufacture and sale of various types of telecommunications cables (including different types of copper cables and optical fibre cables), optical fibres, cable joining sleeves, as well as equipment, manufacturing parts and materials for the production of cables.

本公司地址：
中華人民共和國四川省成都市外南神仙樹高新技術開發區

Address of the Company:
Hi-Tech Development Zone, Wai Nan Shen Xian Shu, Chengdu, Sichuan Province, the PRC.

郵政編碼：**610042**

Postal Code: 610042

營業額(人民幣千元)
Turnover (RMB'000)


800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
585,443
524,51
336,85
484,07
534,82
2001
2000
1999
1998
1997

股東應佔溢利/(虧損)(人民幣千元)
Profit/(Loss) attributable to the shareholders (RMB'000)


100,000
80,000
60,000
40,000
20,000
0
-20,000
-40,000
-60,000
-80,000
-100,000
-120,000
64,418
-78,14
101,06
15,80
-35,09
2001
2000
1999
1998
1997

營業額(按主要產品類別)(人民幣千元)
Turnover (by major products) (RMB'000)


光纖及相關產品
Optical fibres
and related products
178,944
其他
Others
25,077
電纜套管及相關產品
Cable joining sleeves
and related products
66,446
銅纜及相關產品
Copper cables and
related products
314,976

2001


其他
Others
14,717
電纜套管及相關產品
Cable joining sleeves
and related products
75,827
光纖及相關產品
Optical fibres
and related products
80,404
銅纜及相關產品
Copper cables and
related products
353,563

2000



本公司董事長──徐名文先生
Mr. Xu Mingwen — Chairman of the Company

致各位股東：

本人謹此提呈本公司截至二零零一年十二月三十一日止年度(「本年度」)報告，並代表本公司董事會(「董事會」)及全體員工向各位股東致意。

新世紀開局的二零零一年度，對本公司而言，是極不平凡的一年，不論是從外部環境，還是從產業本身來看，本公司面臨的經營環境都發生了較大的變化。世界經濟增長趨緩進而步入衰退，網絡經濟泡沫破滅，社會消費需求銳減導致全球通信信息業步入低迷狀態。國內通信信息市場雖然發展仍然是主基調，繼續保持了較高的發展速度，但中國電信等企業的重大戰略重組，電信市場的過度競爭，社會需求的急驟變化等不確定的因素的存在，使我們感到嚴竣的挑戰和寶貴的機遇。

To Shareholders:

I am pleased to present the report of the Company for the year ended 31 December 2001 (the "Year") and would like to express our kind regards to all shareholders on behalf of the board of directors of the Company (the "Board of Directors") and all members of staff.

2001 is the first year of the new century and also an extraordinary year for the Company. During the Year, the Company's operational conditions have gone through great changes in terms of both external environment and the industry itself. Factors such as the gradual recession of world economy, the bursting of the I.T. industry bubble, and drastic decline of consumption need have moved the global telecommunication industry into an inert state. Although telecommunication was still the focused industry in China and has maintained rapid growth, uncertain factors such as strategic re-organization of telecommunication industry in the PRC, over-competition in the market and sudden change of social demand have brought us both challenges and opportunities.

求真務實，是企業發展的至理名言，二零零一年度，本公司以務實的行動克服市場急驟變化帶來的困難，為實現「調整、發展、擴張、騰飛」的戰略目標，緊緊圍繞發展和效益兩個中心，以「強化企業管理，抓好財務成本，開發市場新品，力爭效益翻番」為工作方針，突出重點，抓住關鍵，審時度勢，扎實工作，成效顯著，業績喜人。實現了新的發展，為今後的擴張騰飛奠定了良好的基礎。

在過去的一年裡，本公司進一步加強了對聯營合資企業投資和管理的力度。早在二零零零年，董事會就準確地預測到全球將會面臨一輪短暫的光纖、光纜緊缺的商機，及時購置了必要的設備，以擴大生產能力。成都中康光纜有限公司（「中康光纜」）、成都中住光纖有限公司（「中住公司」）也正是得益於把握住了二零零一年上半年光纖、光纜市場緊銷的機遇，創造了歷史最好經營業績，現正在實施進一步擴大生產能力的計劃，這些計劃完成後將會使該兩合資企業的實力進一步增強，競爭能力得以進一步提高；對一些生產經營情況較穩定的合資企業給予及時、有效的指導和幫助，使它們在市場極其不利的形勢下，鞏固和擴大了市場，表現出了強勁的實力，東莞CDC電纜廠有限公司、郵電部成都電纜廠雙流熱縮製品分廠、成都中菱無線通信電纜有限公司、郵電部成都電纜廠盤具分廠、八達接插件廠等均取得了令人滿意的經營業績；對部份經營效果不太理想的聯營合資企業，及時採取了有效措施，制定切實可行的整改或重組方案，使部份企業在短時間內實現扭虧為盈或盈利大幅增長。

聯營合資企業良好的經營業績對改善本公司的經濟效益作出了重大的貢獻，而它們有效的運作機制也為本公司的改革和發展打下了堅實的基礎，起到了有力的促進和示範作用。本公司總部亦在深化改革、強化管理、加強財務監督、完善技術創新體系、調整產品結構、建立健全激勵機制方面作了大量工作，並產生了令人欣欣鼓舞的效果，使我們對本公司未來的發展更加充滿信心。

Honesty and practicality are the basic principles of corporate development. During 2001, the Company overcame difficulties arising from drastic changes in the market with practical actions. Under the strategic objective of "adjustment, development, expansion and soaring", the Company focused on developments as well as profits and adopted the working guideline of "strengthening corporate governance, controlling finance cost, developing new products and multiplying the profit". With such focuses and diligent work, the Company has achieved outstanding effect and satisfactory results, laying down solid foundation for future expansion and development.

During the past year, the Company strengthened the investment in and management of joint venture companies. In as early as 2000, the Board of Directors accurately anticipated that there would be a short period of shortage in the supply of optical fibres and optical fibre cables. We therefore immediately purchased the necessary equipment to expand production capacity. Chengdu CCS Optical Fibre Cable Co., Ltd. ("CCS") and Chengdu SEI Optical Fibre Co., Ltd. ("SEI") have just grasped the opportunity in the optical fibres and optical fibre cables market in the first half of 2001 and have achieved the best results in the Company's history. Now the two companies are implementing plans to expand the production capacity. Upon completion of these plans, capacity of the above two companies will be enlarged and their competitiveness will be enhanced. The Company offered timely, effective guidance and assistance to those joint ventures with stable production and operation, which helped them to sustain and expand their market under the tough market condition and to realise their strong potential. Dongguan CDC Cable Factory Co., Ltd., Chengdu Cable Plant of the Ministry of Posts and Telecommunications Shuangliu Heat Shrinkable Products Sub-plant, Chengdu MCIL Radio Communications Cable Co. Ltd., Chengdu Cable Plant of the Ministry of Posts and Telecommunications Panjiu Sub-Plant and Chengdu Bada Connector Company Limited have achieved satisfactory operation results. As for those joint ventures with less satisfactory results, the Company has taken timely measures to formulate practical adjustment or re-organization plans. As a result, some companies have achieved a turnaround profit or significant growth of profit within a short period of time.

The favourable operation results of joint venture companies have contributed considerably to the improvement of the Company's profitability. As a model and propeller, their effective operation system lays down solid foundation for the Company's reform and development. Headquarters of the Company also serves as a model of improvement and demonstration and has devoted significant efforts in deepening reform, strengthening management, enhancing financial supervision, optimizing technological and innovation system, adjusting product mix and establishing incentive-stimulation mechanism. All these efforts have created encouraging outcomes and boosted our confidence in the Company's future development.

展望新的一年，形勢嚴峻，困難很多，不確定因素依然存在，但我們對通信信息產業的發展仍然充滿信心。從國際看，雖然受全球經濟衰退特別是美國「911事件」的影響，我們將面臨著比亞洲金融危機時更為嚴峻的國際經濟形勢，但通信信息產業的持續發展仍是當今世界經濟，社會發展的大趨勢；從國內看，在推進國家「十五」發展規劃和實施西部大開發戰略的大潮中，我們又迎來了實質性推進國家信息化的嶄新階段，隨著入世和電信重組的完成，我國電信運營業的大格局已經確定，通信信息市場即將迎來新一輪的大發展和激烈競爭，關鍵在於我們要緊緊抓住機遇、迎接挑戰。本公司將會一如既往地努力工作，進一步轉變觀念，在深化內部改革，加強企業管理，充實銷售隊伍，積極開拓市場，加快新品開發，抓好資本運作，控制財務成本等方面扎實工作，為實現公司「擴張騰飛」的戰略目標而努力奮鬥，並為股東創造新的業績。

借此機會，我代表董事會向各位股東及本集團全體員工在過去的一年裡對本公司給予的支持及信任致以感謝。

徐名文
董事長

二零零二年四月十八日

Looking ahead, the situation in the forthcoming year is still tough with many difficulties. Given the uncertainties, we still maintain confidence in the development of the telecommunication industry. Internationally, influenced by recession of world economy, especially the "11 September incident" in the US, we will confront an economic situation even severer than the Asian Financial Crisis. However, the sustained development of international telecommunication industry is still consonant with the world economy and social progress. Domestically, given the implementation of the Tenth "Five-Year" Plan and the grand development strategy of western region by the State, we are entering a new stage of nationwide production of information technology. Upon the entry into WTO and completion of re-organization of telecommunication industry the framework of our country's telecommunication industry has been set out. It is certain that a new round of grand development and heated competition is about to begin. The key for us is to firmly grasp the opportunity and overcome the challenge. The Company will ceaselessly work hard in changing values, strengthening internal reform, enhancing corporate governance, expanding sales team, exploring the market, facilitating development of new products, managing capital operation and controlling finance cost so as to realize the strategic objective of "expansion and soaring" and create more benefits for our shareholders.

I would like to take this opportunity to express gratitude on behalf of the Board of Directors to all shareholders for your trust and support given, and to our staff for their hard work throughout the Year.

Xu Mingwen
Chairman

18 April 2002



本公司常務副董事長、總經理—郭愛清先生
Mr. Kuo Aiching — Standing Deputy Managing Director and General Manager of the Company

(一) 業績分析

於本年度，本公司及其附屬公司(「本集團」)的主要產品仍然是全塑市話電纜、程控交換機電纜、電視電纜、電纜套管、光纖、光纜及移動通信電纜等。

於本年度內，國家繼續大力發展通信信息產業及實施西部大開發措施的逐步落實，通信電纜產品的社會總需求仍保持了穩定地增長。本集團調整產品結構，抓緊聯營合資企業的管理和適時擴大部份產品的生產能力的努力，產生了良好的結果。雖然受國際、國內市場多方面因素的影響，致使本集團所生產、銷售的各種產品的社會需求量無論在時間分佈上或產品品種、規格上均產生了極大的波動和不均衡，給本集團的生產經營活動造成了較大的困難。



1. 本集團加快產品結構調整的力度，適應生產新型程控交換機電纜、寬頻數據傳輸電纜等高新產品的擴產或技改項目順利完成，產品成功進入市場，使銷售額快速增長。新產品銷售額已佔本集團銷售額近25%，為改善本集團經營條件及盈利貢獻顯示了良好的作用和前景，今後將會成為本集團營業收入及盈利的重要組成部份。

1. Analysis of the Results

During the year, the main products of the Company and its subsidiaries (the "Group") are still plastic telephone cables, telephone exchange system cables, television cables, cable-joining sleeves, optical fibres, optical fibre cables and mobile telecommunication cables.

During the Year, the State continued to develop the telecommunication industry and to implement the grand development strategy of Western region. As a result, the aggregate demand for telecommunication products has maintained a stable growth. The Group has created satisfactory results through efforts in adjusting product mix, grasping joint venture enterprise management and timely expanding production capacity of most of its products. Influenced by a variety of factors both domestically and internationally, social demand for the Group's products fluctuated drastically in terms of time allocation, variety and specification, which somewhat obstructed the Group's production and operational activities.

1) The Group has accelerated its pace of adjusting the product mix, expanded the hi-tech products such as telephone exchange system cables and broadband data transmission cables and accomplished technological transformation projects. Launch of these products into the market has resulted in rapid growth of sales volume. Sales of new products accounted for nearly 25% of the Group's turnover. This has benefited, and is going to benefit, the Group's operation and profits. It will become an important component of the Group's operational income and profit.

2. 在上年度移動通信電纜成功進入市場後，本集團繼續維持了良好的發展勢頭，銷售數量及銷售額均較上年度有近一倍的增長，實現了扭虧為盈，對改善本集團經營條件及盈利貢獻亦產生了良好的作用。

2) Upon the successful launch of mobile telecommunication cables into the market last year, the Group has been maintaining positive development. Both sales volume and turnover have doubled comparing to that of last year. A turnaround profit was achieved, which contributed positively to the Group's operational condition and profit.

3. 在上年度，本集團擴充中住公司光纖生產能力的投資項目，按計劃在本年度中期順利完成，使本集團抓住了國內市場上出現光纖供應短暫緊張，價格上揚的有利時機，光纖銷售量及銷售額均較上年度有一倍左右的增長，效益的增長更大大高於銷售額的增長，這對穩定本集團的銷售額，實現本集團的盈利作出了重要貢獻。

3) Last year, the Group's investment in expanding production capacity of optical fibres of SEI has been completed as scheduled during the middle of the Year. The Group has grasped the valuable market opportunity of optical fibres supply shortage and its price increase. As a result, sales volume and turnover of optical fibres have about doubled comparing to the previous year. Increase of profitability was far greater than that of turnover, which contributed greatly to the stablization of the Group's turnover and significant contribution to the Group's profit.

4. 本集團擁有50%權益的中康光纜為適應光纜需求強勁增長的勢頭，及時添置了帶纖機、著色機、套塑機等設備並投入生產、滿足了市場需要，使中康光纜產品銷量及銷售額大幅增長，效益的增長亦大大高於銷售額的增長。本集團攤佔投資收益的大幅增長，對實現本集團盈利亦作出了重大貢獻。

4) To cope with the rapid increase in the demand for optical fibres, CCS in which the Group holds 50% interests have purchased fibre-fixing machines, colouring machines and plastic layer-affixing machines and put them into operation to satisfy the market's needs. As a result, sales volume and turnover of CCS have increased significantly. Increase of profitability was far greater than that of turnover, contributing tremendously to the Group's profit.

5. 加強對聯營合資公司的管理，繼續清理、整頓聯營合資公司，使絕大部份聯營合資公司經營狀況得到改善，效益得以顯著提高。本集團投資回報的增長對效益的實現也發揮了十分重要的作用。

5) The Group has strengthened its management of its joint venture companies and continued the disposal and reorganization of these companies. As a result, the operation and profitability of vast majority of the joint venture companies have improved. Increase in investment return has created positive and significant impact to the Group's profitability.

6. 由於中國電信、廣播電視系統等重要客戶仍處於改革過程之中，給全塑市話電纜、電視電纜、電纜套管的總需求造成一定負面影響，本集團雖然尚能維持這些產品已有之市場佔有率，但銷售額卻比上年度分別下降35.4%、36.8%、10.7%，激烈的市場競爭導致價格的進一步下跌，亦影響這些產品的銷售收入和效益的實現，而主要原材料銅的採購價格平均下降約10%，彌補了部份效益的損失。

7. 按照香港會計實務準則第31號「資產減值」的有關規定，鑒於本集團存在光纖預制棒制造業務、光纜制造業務、聚晶模制造業務、公司內部通信業務、生活服務部份業務已停止進行或發生轉移，及部份設備、儀器、儀表性能落後，不再適用，屬於淘汰範圍的情況，經清理對有關的設備及機器共計人民幣43,858,000元作資產減值處理，此減值損失已全部確認於本年度內，對本集團的效益造成一定負面影響。

(二) 主要業務回顧

面對通信信息市場急驟變化帶來的機遇和困難，在本年度，本集團董事會和經營班子基本實現「調整、發展」的戰略目標，各項工作取得了明顯成效，為本年度創造良好的經濟效益和今後的發展提供了堅實的基礎。本集團於本年度年主要業務活動摘錄如下：

1. 調整和完善了技術中心的機構和領導班子，明確了技術創新工作的重點和近期任務，批准了技術創新工作所需的首期投資和建設方案，並擬定實施了技術創新工作新的激勵機制。

6) Major PRC clients of telecommunication, broadcasting and television system are still in the process of reform, which created a certain extent of negative effect on the aggregate demand for plastic telephone cables, television cables and cable joining sleeves. Although the Group maintained its market share in the above products, its sale volume has dropped by 35.4%, 36.8% and 10.7% respectively compared with the previous year. Product price has further declined because of the severe market competition and adversely affected the sales revenue and profitability of such products. The purchase price of raw materials has dropped by an average of approximately 10%, which has partially compensated for the loss of revenue.

7) The Group's existing businesses in pre-optical fibre stick manufacture, optical fibre cord manufacture, synneusis mould manufacture, internal telecommunication and daily-life services have ceased to operate or have been transferred. Besides, some equipment, machineries and instruments have become obsolete and should be replaced. Therefore, disposal of the above equipment and machinery amounting to RMB43,858,000 was treated as an impairment of assets in accordance with the relevant provisions in Hong Kong Statement of Standard Accounting Practice No. 31 "Impairment of Assets". The impairment loss was fully recognized during the Year and has produced an adverse effect on the Group's profit.

2. Review of Main Businesses

During the Year, given the opportunities and challenges arising from the rapid changes in the telecommunication market, the Board of Directors and the operation management adopted the strategic target of "adjustment and development". Various efforts have yielded remarkable results, laying down a solid foundation for the Group to achieve better profitability for the Year as well as its future development. The main business activities during the Year are summarized as follows:

1) The structure and leadership of the technology center have been adjusted and optimised. The work focus and recent task for technological renovation projects have been clarified. The initial investment and construction plan required by technological renovation projects have been approved. An incentive-stimulation system for technological innovation has been formulated.

2. 為加快本集團產品結構調整，經董事會批准投資人民幣5,580,000元的適應生產新型程控交換機電纜、寬頻數據傳輸電纜等高新產品的擴產或技術改造項目已順利完成並投入生產，產品市場業已打開。今後新型程控交換機電纜、寬頻數據傳輸電纜將逐步形成本集團銷售收入和效益的重要組成部份。

2) In order to accelerate the adjustment of product mix, the Board of Directors has approved an investment of RMB5,580,000 on production expansion or technological renovation projects for the new program control telephone exchange system cables and broadband data transmission telecommunication cables. These projects have been completed and production has commenced. The market for these products has been opened. The new telephone exchange system cables and broadband data transmission telecommunication cables will gradually become an important component of the Group's sales revenue and profit.

3. 為進一步拓展程控交換機電纜的市場，以滿足用戶的要求，經董事會批准在深圳市合資組建深圳普達通信技術有限公司，專職從事程控交換機電纜與聯接器組裝業務，預計在二零零二年第一季度可正式投入生產。

3) In order to further expand the market for the telephone exchange system cables and to satisfy the customers' needs, the Board of Directors approved the joint establishment of 深圳普達通信技術有限公司 in Shenzhen. This company will mainly engage in the assembling process of the telephone exchange system cables. It is expected to commence production in the first quarter of 2002.

4. 在本年度，本公司的高新技術企業獲再次認定，並於二零零一年八月二十八日獲頒高新技術企業認定證書。

4) During the Year, the Company's hi-tech entrepreneurship was recognized again and was awarded the Certificate of High-Tech Enterprise on 28 August 2001.

5. 為滿足國內需求，經認真的市場調研，本集團董事會批准計劃投資人民幣55,390,000元，分兩期擴充光纖拉絲製造的生產能力。其中第一期投資人民幣14,000,000元的項目已順利完成，使中住公司生產能力達到600,000芯公里，並產生了滿意的投資回報。第二期計劃投資人民幣41,390,000元的項目正在進行前期準備，完成後將使中住公司生產能力進一步擴大到1,200,000芯公里。

5) To satisfy domestic demand, upon prudent market research, the Board of Directors has approved the investment plan of RMB55,390,000 to expand the production capacity for optical fibre lines in two stages. The investment of RMB14,000,000 in the first phase has been completed, increasing the production capacity to 600,000 kilometers and making satisfactory return on investment. The second phase investment in the sum of RMB41,390,000 is still in initial preparation stage. Upon its completion, SEI's production capacity will reach 1,200,000 kilometers.

6. 為適應光纜品種、規格的需要，本公司董事會批准中康光纜計劃投資人民幣12,340,000元及時添置了帶纖機、著色機、套塑機等設備並投入生產，使其生產能力，達1,300,000芯公里，滿足了市場的近期需要。經董事會批准，中康光纜還將計劃投資人民幣43,000,000元，使其生產能力擴大至3,500,000芯公里，現正在進行土建施工。

7. 本集團在上年度對合資聯營合資企業進行清理、整頓的基礎上，繼續對其他聯營合資企業進行了清理、整頓。於本年度，本集團轉讓在寧波太平洋CDC電纜有限公司全部股權的協議已獲當地政府的批准；對重慶夏查德多層電路板有限公司、四川新龍網絡科技有限公司、四川天信CDC電纜有限公司的清理整頓或重組已完成；對成都八達接插件有限公司的重組即將在近期完成。

6) *To cater for the demand for variety and specification of optical fibre cable products, the Board of Directors has approved the investment plan of CCS to invest RMB12,340,000 to purchase the fibre-fixing machines, colouring machines and plastic layer-affixing machines. The equipment has been put into operation, making the production capacity reach 1,300,000 kilometers and satisfying the recent market demand. Subject to the approval of the Board of Directors, CCS will invest RMB43,000,000 to increase its production capacity to 3,500,000 kilometers. Now the infrastructure construction is under way.*

7) The Group continued the disposal and re-organization of its joint venture companies initiated last year. During the Year, the Group's agreement for transferring its entire shareholding interests in Ningbo Pacific CDC Cable Company Limited was approved by local government. Disposal, reorganization or restructuring of Chongqing Shahzad Multi-layer PCB Co., Ltd, 四川新龍網絡科技有限公司, Sichuan Provincial Telecommunications Cable Plant have been completed. Restructuring of Chengdu Bada Connector Company Limited is nearly completed.

(三) 財務分析

於本年度內，本集團之財務狀況已有明顯改善。

營業額

截至二零零一年十二月三十一日止年度，本集團營業額為人民幣585,443,000元，比截至二零零零年十二月三十一日止年度的人民幣524,511,000元，增長11.62%。

股東應佔溢利

本集團於本年度股東應佔溢利為人民幣64,418,000元，而截至二零零零年十二月三十一日止年度，股東應佔虧損為人民幣78,149,000元，實現了扭虧為盈，並創造了本集團近年來最好的業績。

3. Financial Analysis

During the Year, the Group's financial status was greatly improved.

Turnover

The turnover of the Group amounted to RMB585,443,000, representing an increase of 11.62% as compared to RMB524,511,000 for the year ended 31 December 2000.

Profit attributable to shareholders

The Group's profit attributable to shareholders for the Year was RMB64,418,000. Loss attributable to shareholders for the year ended 31 December 2000 was RMB78,149,000. The Group has turned loss to profit, which is also the best results in recent years.

分析提要

截至二零零一年十二月三十一日止，本集團總資產為人民幣1,287,135,000元，較上年度末的人民幣1,163,643,000元增加10.6%。其中流動資產總額為人民幣652,089,000元，佔總資產的50.6%，較上年度末的人民幣566,147,000元增加15.2%，增加的主要原因是銷售收入的增加。固定資產總額為人民幣313,199,000元，佔總資產的24.3%，較上年度末的人民幣388,644,000元減少19.4%，減少的主要原因是本年度計提減值虧損。

截至二零零一年十二月三十一日止，本集團負債總額為人民幣378,634,000元，負債對資產比率為29.4%，銀行之短期貸款為人民幣201,861,000元，較上年度末的人民幣186,406,000元增加8.3%。於本年度，本集團未有安排其他集資活動。



截至二零零一年十二月三十一日止，本集團銀行存款共折合人民幣252,669,000元，較上年度末的人民幣153,982,000元增加64.1%。

於本年度內，本集團的分銷費用、行政及其他營業費用、財務費用分別為人民幣40,656,000元、人民幣101,353,000元、人民幣12,854,000元，較上年度的人民幣33,441,000元、人民幣110,962,000元、人民幣11,391,000元，分別增加21.6%、減少8.7%及增加12.8%。分銷費用增加的主要原因是增加銷售引致銷售成本增加。行政及其他營業費用減少的主要原因是上年年度曾計提大量的撥備，而在本年度計提則較少。

Analysis Highlights

As at 31 December 2001, the Group's total asset was RMB1,287,135,000, representing an increase of 10.6% over the previous year RMB1,163,643,000, of which current asset amounted to RMB652,089,000, accounting for 50.6% of the total asset and representing an increase of 15.2% over the previous year's RMB566,147,000. Increase was mainly due to increase in sales income; fixed assets were RMB313,199,000, accounting for 24.3% of the total assets, representing a decrease of 19.4% over the previous year's RMB388,644,000. Decrease was mainly due to impairment losses of assets during the Year.

As at 31 December 2001, the Group's liability totalled RMB378,634,000; the liability-to-asset ratio was 29.4%; short term bank loan was RMB201,861,000, representing an increase of 8.3% over the previous year's RMB186,406,000. During the Year, the Group did not arrange for other fund raising activities.

As at 31 December 2001, the Group's bank deposit totalled RMB252,669,000, representing an increase of 64.1% over the previous year's RMB153,982,000.

During the Year, the Group's distribution costs, administrative and other operation costs, and finance expenses amounted to RMB40,656,000, RMB101,353,000 and RMB12,854,000, respectively, representing an increase of 21.6%, a decrease of 8.7% and increase of 12.8% over the previous year's RMB33,441,000, RMB110,962,000 and RMB11,391,000. Increase in distribution costs was due to increase in selling expenses as a result of increase in sales revenue; decrease in administrative and other expenses was mainly due to more provisions had been made for 2000, while less provisions for 2001.

於本年度末，本集團的應收貿易賬款和存貨分別為人民幣201,963,000元和人民幣168,976,000元，較上年度末的人民幣198,030,000元和人民幣135,182,000元，分別增加2.0%和25.0%。造成應收貿易帳款和存貨上升的主要原因在於中國電信主、副業調整及重大戰略重組，影響貸款回籠及購銷合同的推遲執行。

At the end of the Year, the Group's trade receivables and inventories amounted to RMB201,963,000 and RMB168,976,000 respectively, which represented an increase of 2.0% and 25.0% over the previous year's RMB198,030,000 and RMB135,182,000 respectively. Increase in trade receivables and inventories were mainly due to adjustment and strategic reorganization of China's telecommunication industry in both major and ancilliary parts, which had impacted on the repayment of loan and delayed implementation of sales contract.

資金流動性分析

Analysis of capital liquidity

截止二零零一年十二月三十一日止，本集團流動資產為人民幣652,089,000元（二零零零年：人民幣566,147,000元），流動負債為人民幣364,935,000元（二零零零年：人民幣323,703,000元 ），年應收賬周轉天數為126天，年存貨周轉天數為130天。上述數據說明，本集團資金流動性理想，但還有改善的空間，變現和償債能力較好。

As at 31 December 2001, the Group's current asset amounted to RMB652,089,000. (2000: RMB566,147,000), current liabilities were RMB364,935,000 (2000: RMB323,703,000), annual receivables turnover period was 126 days and annual inventories turnover period was 130 days. The above data suggested that the Group's capital flow was ideal but there is still room for improvement. The ability of liquidity and repayment is satisfactory.

財政資源分析

Analysis of financial resources

截至二零零一年十二月三十一日止，本集團銀行短期貸款為人民幣201,861,000元，該短期貸款為分期貸款，貸款年利率平均為6.435%，陸續分期償還，本集團並無短期償債風險，銀行存款及現金也相對充足，達人民幣252,669,000元。

As at 31 December 2001, the Group's short-term bank loan was RMB201,861,000. This loan shall be repaid by installments. The interest rate of the loan was 6.435% per annum. The Group does not have short term repayment risk. Bank balances and cash was comparatively sufficient with amount of RMB252,669,000.

非短期的負債或貸款

Non-current liabilities or loan

截至二零零一年十二月三十一日止，本集團長期借款約為人民幣13,699,000元，其中銀行貸款約為人民幣5,769,000元，年利率為7.35%，法國政府擔保銀行貸款約人民幣7,930,000元，年利率為0.55%。該兩項長期借款均為分期還款，其期限最長達36年。由於本集團長期借款餘額較小，因此對本集團的營運無影響。

As at 31 December 2001, the Group's long-term loans were approximately RMB13,699,000, of which bank loan amounted to approximately RMB5,769,000 at the interest rate of 7.35% per annum, and bank loan guaranteed by the French government amounted to approximately RMB7,930,000 at the interest rate of 0.55% per annum. The two long-term loans were all instalment loans in which the maximum repayment period was 36 years. As the balance of long term loans was immaterial, there will be no adverse effect on the operation of the Group.

本集團資本結構情況

本集團的資金來源是利潤、銀行貸款和募股資金。募股資金的使用，嚴格按照法定程序辦理，為保證資金的合理使用，本集團已逐步建立健全了完善的財務管理制度。資金的使用亦注重規避風險和提高投資回報率。在本年度，債務到期償還及責任到期履行方面尚未發生麻煩。

Capital structure of the Group

The Group's capital is derived from profit, bank loans and proceeds from issuance of shares. The use of proceeds is strictly complying with legal requirements. In order to ensure the proper utilization of capital, the Group has gradually established a sound financial management system. The Group also paid attention to avoiding risks and to improving return on investment. During the Year, no problem has occurred in terms of repaying due loans and performing due obligations.

流動資金及資金來源

本集團於本年度之經營業務淨現金流入為人民幣**88,204,000**元（二零零零年：人民幣**32,309,000**元）。

本集團在本年度分別支出人民幣**4,607,000**元（二零零零年：人民幣**769,000**元）及人民幣**21,560,000**元（二零零零年：人民幣**14,024,000**元）添置物業、廠房、設備及在建工程。

截至二零零一年十二月三十一日止，本集團負債及少數股東權益總額為人民幣**489,919,000**元（二零零零年：人民幣**430,845,000**元）。於本年度內本集團支付的利息支出為人民幣**13,578,000**元（二零零零年：人民幣**12,194,000**元）。

Cash and Source of Funds

The Group's net cash inflow from operating activities amounted to RMB88,204,000 during the Year (2000:RMB32,309,000).

During the Year, the Group spent a total of RMB4,607,000 (2000:RMB769,000) and RMB21,560,000 (2000: RMB14,024,000) respectively on the purchase of property, plant, equipment and on construction in progress.

As at 31 December 2001, the Group's total liabilities and minority interests amounted to RMB489,919,000 (2000:RMB430,845,000). The Group made interest payments of RMB13,578,000 (2000:RMB12,194,000) during the Year.

或有負債

截至二零零一年十二月三十一日止，本集團的或有負債為人民幣**150,000,000**元（二零零零年：人民幣**250,300,000**元）。

Contingent Liabilities

The contingent liabilities of the Group as at 31 December 2001 was RMB150,000,000 (2000: RMB250,300,000).

4. 業務展望

二零零二年度，在世界經濟發展形勢尚不明朗，不確定因素的影響尚難全面、準確評估的情況下，使我們面臨的經營形勢更加嚴峻，工作難度會更多、更大，但我們對國內通信信息產業的發展仍然充滿信心。本集團將實施如下措施：

1. 為適應市場經濟和股份制經濟的要求，切實轉換企業運行機制、管理模式，本集團擬聘請資深的管理專家、學者對企業發展戰略與管理進行大規模的諮詢、診斷，以進一步理清企業發展思路，提供切實可行的整改意見和措施，為本集團的擴張、騰飛作好充分的思想和組織準備。

2. 進一步轉變觀念，深化企業改革，加強企業管理，完善各種激勵機制，繼續精簡公司主體，加大對輔助生產單位和後勤服務部門的剝離力度和進度。

3. 積極開拓市場，加強員工的市場競爭意識，加強市場調研，及時補捉市場需求信息，加強營銷隊伍的建設和管理，牢固樹立市場觀念，盡快盡力提高市場佔有率。

4. 加速線纜產品結構的調整，著力完善技術創新機制的有效運行，進一步加大對新產品開發的投入，提高技術創新和新產品開發的能力。以市場為導向，在擴大現有程控交換機電纜、寬頻數據傳輸電纜生產能力的同時，本集團將加快此類有市場前景、等級更高的新產品和其他產品的開發和生產，力求在短期內完成一批投資少、見效快的項目。

4. Business Outlook

During 2002, in view of the uncertainities in the global economy and where those uncertainities are still unpredictable and cannot be estimated accurately, we will be confronted with a harsher operational environment. There will be more and bigger difficulties for our work. However, we are still very confident with the development of China's telecommunication industry. The Group will take the following measures:

1) To comply with requirements of market economy and stockholding economy and to change the operating and management system, the Group will appoint experienced management experts and scholars to conduct large-scale consultation and diagnosis on the Group's development strategy and management so as to further clarify the enterprise's development picture, and to provide practical opinions and measures to prepare the Group mentally and organizationally for its expansion and soaring.

2) To further the change of values, strengthen enterprise reform and corporate goverance, optimize a variety of incentive-stimulation mechanism, rationalise corporate main structure, and enhance separation from and progress of the subsidiary production units and service departments.

3) To explore market proactively, strengthen the staff's awareness of market competition, enhance market research, timely grasp market information, improve sales team building and managment, implant marketing concepts and improve market share as soon, and as much, as possible.

4) To speed up the adjustment of product mix of cables and lines, optimize the effective operation of technological renovation system, promote the enthusiasm for new product development, and expand the capacity of developing new products and technological innovation. Besides, guided by market force, while expanding the production capacity of existing telephone exchange system cables and broadband data transmission cables, the Group will accelerate the development and production of these products, which possess better market prospects and are of higher standard. We aim at completing a series of projects with less investment and quick return.

5. 抓好投資管理，為現有合資聯營企業的健康發展和良性運作提供強力支撐和幫助，積極為中康光纜、中住公司等聯營合資企業的擴產工程提供必要的支持，以盡快壯大其實力。

6. 充份發揮上市公司的優勢，加大資本運作的力度，尋求新的合資合作項目，以形成本集團新的利潤增長點。

7. 嚴格控制財務成本，加強財務，成本，資金管理，力爭在貸款回籠、庫存佔用資金、分銷費用、行政及其他營業費用、財務費用、開支等方面有較明顯的改善，努力開源節流、堵塞漏洞、降低消耗、提高效益。

5) To strengthen investment management, to strongly support and assist the healthy development and positive operation of existing joint venture companies, to offer necessary support to the expansion projects of joint ventures like SEI and CCS in order to expand their strengths.

6) To fully utilize the advantages of a listed company, increase the capital operation strength, seek new cooperation and joint venture projects in order to formulate new points of profit growth for the Group.

7) To strictly control financial cost, strengthen financial, cost and capital management, and also to make significant progress in handling loan recovery, inventory capital, distribution expenses, administrative and other expenses, financial expenses, etc. as well as to reduce consumption, save costs and to improve profitability.

近期經濟發展和加入世界貿易組織(世貿)對本集團的影響

在世界經濟一體化的大趨勢下，尤其是我國加入「世貿」組織以後，世界經濟發展速度變化、國外企業資本、高新技術等進入中國，對本行業及本集團的直接或間接影響正逐漸顯現出來。董事會認為在二零零一年度受世界經濟增長趨緩進而步入衰退，網絡經濟泡沫破滅，特別是美國「911」事件的影響，對銅、塑膠、光纖的需求量和價格造成巨大的沖擊，國外企業以各種不同的形式進入中國市場，加劇市場的競爭，這些因素均影響本集團的效益。此種影響在二零零二年度及今後還將繼續存在。

Recent Economic Development and Impact of China's Entry into World Trade Organization ("WTO") on the Group

Given the globalization of world economy and China's entry into WTO, the world economy development has changed rapidly. Capital and technology of overseas enterprises have entered China. The impact, both direct and indirect, on the industry and the Group will gradually surface. The Board of Directors believes that the gradual recession of world economy, the bursting of the I.T. industry bubble, and particularly the 11 September incident in the US, will have significant impact on the demand and price for copper, plastic and optical fibres. Overseas enterprises will enter the China's market in various forms and accelerate market competition. All these factors will affect the Group's profitability. This effect will continue to prevail in 2002 and the following years.

國內通信信息市場雖然在二零零一年度一花獨秀，但中國電信等企業的重大戰略重組，電信市場的過度競爭，亦影響了本集團的市場和效益。二零零二年度，在推進國家「十五」發展規劃和實施西部大開發戰略的大潮中，我們又迎來實質性推進國家信息化的嶄新階段，隨著我國電信運營業大格局的確定，我們相信通信信息產業將會出現新一輪的大發展，這對本集團的發展有著積極的推動作用。

Although domestic telecommunication industry remained outstanding in 2001, the major strategic re-structuring and over-competition of the telecommunication market have affected the *Group's market and profit. In 2002, under the propelling wave of the* Tenth "Five-Year" Plan of the State and the grand development strategy for Western region, a brand new stage of stimulating telecommunication industry is right ahead of us. While the macro framework structure of China's telecommunication industry has stabilized, we believe the telecommunication industry will have a new round of major development which will generate immense propulsion to the Group's development.

董事會對本集團今後的發展十分樂觀，我們有信心把握機遇，進一步優化公司管理架構，提升公司管理水平，開創本集團新的輝煌，為股東創造更多的效益。

The Board of Directors is optimistic about the Group's future development. We will grasp opportunities, optimize organizational structure, and improve management level in order to create a bright future for the Group and more benefits for the shareholders.



郭愛清
副董事長．總經理

二零零二年四月十八日



Kuo Aiching
Deputy Managing Director, General Manager

18 April 2002

本公司董事會謹提呈其董事會報告書及本集團本年度經審核的財務報表。

The Board of Directors of the Company present their report and the audited financial statements of the Group for the Year.

帳目

Accounts

1. 本集團之業績刊載於本年報第42頁之綜合損益表內。
2. 本集團及本公司於二零零一年十二月三十一日之財務狀況刊載於本年報第43至44頁之資產負債表內。
3. 本集團綜合已確認損益載於本年報第45頁之綜合已確認損益表。
4. 本集團之綜合現金流量表刊載於本年報第46至47頁之綜合現金流量表內。

1. The results of the Group are set out in the consolidated income statement on page 42 of this Annual Report.
2. The state of affairs of the Group and the Company as at 31 December 2001 are set out in the balance sheets on pages 43 to 44 of this Annual Report.
3. The consolidated recognised gains and losses of the Group is set out in the consolidated statement of recognised gains and losses on page 45 of this Annual Report.
4. The consolidated cash flow of the Group is set out in the consolidated cash flow statement on pages 46 to 47 of this Annual Report.

財務摘要

Financial Summary

以下為本集團截至二零零一年十二月三十一日止五個年度根據香港公認會計準則編制業績和資產及負債撮要。

The following is a summary of the results and of the asests and liabilities of the Group for the past five financial years ended 31 December 2001 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

		二零零一年 人民幣千元 2001 RMB'000	二零零零年 人民幣千元 2000 RMB'000	一九九九年 人民幣千元 1999 RMB'000 (重新列算) (As restated)	一九九八年 人民幣千元 1998 RMB'000 (重新列算) (As restated)	一九九七年 人民幣千元 1997 RMB'000 (重新列算) (As restated)
營業額	Turnover	585,443	524,511	336,851	484,070	534,824
除稅前溢利(虧損)	Profit (Loss) before taxation	106,578	(58,568)	(87,080)	30,302	(24,296)
所得稅	Taxation	(17,335)	(10,837)	(14,534)	(5,333)	(3,746)
除少數股東權益前溢利(虧損)	Profit (Loss) before minority interests	89,243	(69,405)	(101,614)	24,969	(28,042)
少數股東權益	Minority interests	(24,825)	(8,744)	548	(9,166)	(7,055)
股東應佔溢利(虧損)	Profit (Loss) attributable to shareholders	64,418	(78,149)	(101,066)	15,803	(35,097)
總資產	Total assets	1,287,135	1,163,643	1,225,180	1,378,605	1,447,175
總負債及少數股東權益	Total liabilities and minority interests	(489,919)	(430,845)	(411,556)	(454,119)	(538,492)
資產淨值	Net assets	797,216	732,798	813,624	924,486	908,683

主要業務

本集團主要業務為生產及銷售各類通訊電纜(包括不同類型的銅纜及光纜)、光纖、電纜套管、制造電纜使用的設備、生產配件及材料等。

本集團於本年度按主要業務及市場對營業額及對經營業績貢獻的分析刊載於本年報第56頁至59頁財務報表附註4內。

Principal Activities

The principal activities of the Group are the manufacture and sale of various types of telecommunications cables (including different types of copper cables and optical fibre cables), optical fibres, cable joining sleeves, as well as equipment, manufacturing parts and materials for the production of cables.

Analyses of the Group's turnover and contribution to results from operations for the Year are analysed by its principal activities and geographical market as set out in note 4 to the financial statements on page 56 to page 59 of this Annual Report.

主要客戶及供應商

於本年度內，本集團的最大供應商及五大供應商及本集團最大銷售客戶及五大銷售客戶分析如下：

Major Suppliers and Customers

Analyses of the Group's single largest supplier and the top five largest suppliers, and the Group's single largest customer and the top five largest customers for the Year are as follow:

		百分比 % Percentage 二零零一年 2001 %	二零零零年 2000 %
採購	Purchases		
最大供應商	Single largest supplier	19	17
五大供應商合計	Five largest suppliers combined	48	45
銷售	Sales		
最大客戶	Single largest customer	13	4
五大客戶合計	Five largest customers combined	31	13

據董事所知，本公司董事、監事及彼等之關聯人士或任何擁有本公司5%股本以上的股東在本集團上述五大銷售客戶中概無直接或間接的權益。

As far as the Directors are aware of, none of the Directors or Supervisors or their associates or any shareholders holding of 5% or more of the Company's share capital owned any direct or indirect interests in the share capital of the five largest customers of the Group for the Year.

末期股息

Final Dividend

本公司董事會建議於本年度不派發末期股息。

The Board of Directors does not recommend payment of final dividend for the Year.

附屬公司

Subsidiaries

於二零零一年十二月三十一日本公司附屬公司之詳情刊載於本年報第68至69頁財務報表附註16內。

Details of the Company's subsidiaries as at 31 December 2001 are set out in note 16 to the financial statements on pages 68 to 69 of this Annual Report.

儲備

Reserves

本年度內儲備金變動詳情刊載於本年報第78至80頁財務報表附註26內。

Details of the changes in the reserves during the Year are set out in note 26 to the financial statements on pages 78 to 80 of this Annual Report.

物業，廠房及設備

Property, Plant and Equipment

本年度內有關物業，廠房及設備變動詳情刊載於本年報第65至66頁財務報表附註14內。

Details of the changes in the property, plant and equipment during the Year are set out in note 14 to the financial statements on pages 65 to 66 of this Annual Report.

股本

Share Capital

有關本公司股本詳情刊載於本年報第77頁財務報表附註25內。

Details of the share capital of the Company are set out in note 25 to the financial statements on page 77 of this Annual Report.

本公司於本年度內沒有安排任何送股、配股和發行股份的計劃。本公司於本年度內及由二零零一年十二月三十一日至本年報發表日期期間，股本結構亦無變動。

The Company did not make any bonus issue, share placings or issuing of shares during the Year, and there was no change in the share capital of the Company during the Year and from 31 December 2001 up to the date of this Annual Report.

募集資金的運用

本公司於一九九四年十二月透過發售160,000,000股H股，募集資金約港幣424,000,000元，自上市至二零零一年十二月三十一日止，按招股説明書中「所得款項用途及營運資金」及一九九八年度股東週年大會通過的「所得股款的用途及更改計劃」所述，累計動用資金約為港幣331,000,000元，其中用於投資項目為港幣84,360,000元，用於減輕負債及作為營運資金使用的港幣為246,640,000元。

尚未運用的募集資金約為港幣93,000,000元，分別以港幣、美元和人民幣存放於中國境內銀行。

為充份發揮尚未運用的募集資金的作用，進一步改善本集團的財務狀況，董事會擬提呈二零零一年度股東週年大會批准，將人民幣85,500,000元用於中康光纜、中住公司的擴產計劃，其中中康光纜擴產計劃使用人民幣60,600,000元，中住公司擴產計劃使用人民幣24,900,000元。

Use of Proceeds

The Company raised approximately HK$424,000,000 through the issue of 160,000,000 H Shares in December 1994. From the date of listing to 31 December 2001, as stated in the section headed "Use of Proceeds and Working Capital" in the Company's prospectus and "Plan for Change in the Use of Proceeds" passed in the 1998 Annual General Meeting, the Company had used an aggregate amount of HK$331,000,000, of which HK$84,360,000 was used in investment projects, and HK$246,640,000 was used for debt repayment and working capital.

The balance. of the unused proceeds amounted to approximately HK$93,000,000, were deposited with banks in the PRC in Hong Kong Dollars, US Dollars and RMB.

In order to fully utilize the unused proceeds and to improve the Group's financial status, the Board of Directors recommends to submit to the 2001 Annual General Meeting for discussion and approval of the use of RMB85,500,000 for the production expansion plans of CCS and SEI, of which RMB60,600,000 will used for CCS and RMB24,900,000 for SEI.

逾期定期存款

截至二零零一年十二月三十一日止，本集團沒有其他存放於非銀行金融機構的存款及屬於委托性質的存款，也不存在其他到期不能收回的定期存款。

存放於中國租賃有限公司的人民幣30,000,000元本金，雖然已在二零零零年度經批准全額作壞賬撥備處理，但我們並未放棄追討該筆資金的努力，本年度尚無結果。

Overdue Time Deposits

Apart from the above, the Group had no trust deposit, deposit with non-bank financial institutions nor time deposits that cannot be recovered on maturity as at 31 December 2001.

Although the principal of a deposit of RMB30,000,000 in China Leasing Company Limited was already discharged as provision for bad debt in year 2000, we have not given up the effort to recover the same but recovery was not achieved during the Year.

統一所得稅及取消地方政府退稅優惠

本公司註冊於四川省成都市高新技術產業開發區，屬高新技術企業，根據國家稅務總局的批覆，本公司享受高新技術企業15%的所得稅稅率優惠，按此繳稅，並未享有所得稅財政返還優惠。

本公司至今未獲收悉稅務部門有關任何對15%稅率政策產生改變的通知。

Unified Income Tax and Cancellation of Local Government's Tax Rebate

The Company is a high-tech enterprise registered in Hi-Tech Development Zone in Chengdu, Sichuan Province. According to the approval of the State Tax Bureau, the Company enjoys and pays income tax at a preferential rate of 15% for hi-tech enterprises. Accordingly, the Company is not entitled to any income tax rebate.

To date, the Company has not received any notice from the State Tax Bureau of any change in the Company's 15 % income tax rate.

股東人數

記錄於二零零一年十二月三十一日股東名冊上的股東人數詳情如下：

Number Of Shareholders

Details of the number of shareholders as recorded in the register of members of the Company as at 31 December 2001 are as follows :

類別	Classification	股東人數 Number of shareholders
國有法人股	State-owned legal person shares	1
海外上市外資股(「H股」)	Overseas listed foreign invested shares ("H shares")	140
股東總數	Total number of shareholders	141

主要股東持股情況

截至二零零一年十二月三十一日止，本公司之最大股東為中國普天公司，持有**240,000,000**股已發行國有法人股，佔本公司總發行股本的**60%**。香港中央結算(代理人)有限公司於該期間初持H股股數為**154,999,999**股，佔總發行股本的**38.75%**，至該期間末持有H股股數為**157,522,999**股，佔總發行股本的**39.38%**。

按照證券(披露權益)條例第十六條第一節保存之主要股東名冊顯示，本公司曾接獲有關擁有本公司已發行H股10%或以上權益之知會，該等權益為已披露之董事、監事及行政總裁權益以外之權益。

Shareholding of substantial shareholders

As at 31 December 2001, the largest shareholder of the Company was CHINA PUTIAN holding 240,000,000 issued State-owned legal person shares representing 60% of the total issued share capital of the Company. At the beginning of the Year, HKSCC Nominees Limited held 154,999,999 H shares representing 38.75% of the total issued share capital. At the end of the Year, HKSCC Nominees Limited held 157,522,999 H shares representing 39.38% of the total issued share capital.

As shown in the register of substantial shareholders maintained under section 16(1) of the Securities (Disclosure of Interests) Ordinance of Hong Kong, the Company has been notified by shareholders holding 10% or more of the Company's issued H shares. These are interests other than those held by directors, supervisors and chief executive officers which have already been disclosed.

除上述披露者外，於二零零一年十二月三十一日止本公司並未獲悉有任何其他按香港法例之香港證券(披露權益)條例必須予以披露的股權權益及本公司董事會亦無知悉任何人士直接或間接持有本公司發行之H股股本10%或以上之權益。

Save as disclosed above, as at 31 December 2001, the Company is not aware of any shareholding interests which are required to be disclosed pursuant to the Securities (Disclosure of Interests) Ordinance of Hong Kong. The Board of Directors of the Company is not aware of any person holding, directly or indirectly, 10% or more of the interests in the Company's issued H shares.

又據香港中央結算(代理人)有限公司申明，截至二零零一年十二月三十一日止，持有本公司H股超過本公司已發行H股股份總數10%或以上的有以下中央結算系統參與者：

As indicated by HKSCC Nominees Limited, as at 31 December 2001, the following CCASS participant held 10% or more of the Company's total issued H shares:

中央結算系統參與者	CCASS participant	本年度末持股數 Number of H shares held at the end of the Year	持H股百分比 Percentage of H shares
香港上海嘅豐銀行	The Hongkong & Shanghai Banking Corporation Ltd.	31,971,000	19.98
國泰君安證券(香港)有限公司	Guotai Junan Securities (HK) Limited	24,430,000	15.27

董事、監事、聯席公司秘書及高級管理人員

Directors, Supervisors, Joint Company Secretaries And Senior Management

於本年度內並截至本報告刊行日止出任本公司董事、監事、公司秘書及高級管理人員情況如下：

The Directors, Supervisors, Company Secretaries and senior management who held office during the Year and up to the date of this report are as follows:

1. 董事

徐名文先生，現年47歲，本公司董事長。研究生學歷，高級工程師，現任中國普天公司副總裁及普天信息技術研究院院長。徐先生於二零零零年九月加入本公司，曾任廣州郵電通信設備廠總工程師，中國郵電工業總公司副總工程師、副總經理等職位，徐先生曾參加中歐國際工商學院管理碩士研究生班學習，在企業管理、技術開發、項目管理等方面擁有豐富經驗。徐先生於二零零零年九月二十二日獲選為第三屆董事會執行董事。

1. Directors

Mr. Xu Mingwen, aged 47, Chairman of the Company, received postgraduate education, senior engineer, is currently Vice President of CHINA PUTIAN. He is also the President of PUTIAN Institute of Information Research. Mr. Xu joined the Company in September 2000. Mr. Xu was previously the Chief Engineer of Guangzhou P & T Communications Equipment Factory and took up several positions including Deputy Chief Engineer and Deputy General Manager of China National Posts and Telecommunications Industry Corporation. He previously studied in a postgraduate course at Central Europe International Business College. He has extensive experience in corporate governance, technology development and project management. Mr. Xu was elected Executive Director of the third Board of the Directors on 22 September 2000.

郭愛清先生，現年46歲，大學學歷，高級工程師，現任本公司副董事長及總經理。郭先生於一九九九年四月加入本公司。曾任郵電部侯馬電纜廠廠長助理、常務副廠長、廠長、本公司第二屆董事會董事、常務副董事長、總經理等職位。在通訊電纜設計生產及企業管理方面具有豐富經驗。郭先生於二零零零年九月二十二日獲選為第三屆董事會執行董事。

王中夫先生，現年36歲，研究生學歷，高級工程師，現任本公司董事、中國普天公司總裁助理及國際合作部總經理。王先生於一九九七年十月加入本公司，曾任中國普天公司技術部及投資管理部副總經理，本公司第二屆董事會董事，在上市公司管理及合資企業管理方面有豐富經驗。王先生於二零零零年九月二十二日獲選為第三屆董事會執行董事。

鮑煜虹先生，現年30歲，大學學歷，經濟師，現任本公司董事及中國普天公司資本運營部副總經理。鮑先生於二零零零年九月加入本公司，曾任中國普天公司經營財務部副總經理，在企業管理、控股公司規範運作方面擁有一定的經驗。鮑先生於二零零零年九月二十二日獲選為第三屆董事會執行董事。

張仲琪先生，現年44歲，大專學歷，高級會計師，現任本公司董事，中國普天公司財務部副總經理。張先生於二零零零年九月加入本公司，曾任中國普天公司經營財務部副總經理及被派往北京愛立信移動通信有限公司任財務部經理，在國有企業財務管理、合資企業財務控制與運作等方面擁有豐富經驗。張先生於二零零零年九月二十二日獲選為第三屆董事會執行董事。

Mr. Kuo Aiching, aged 46, received tertiary education, senior engineer, is currently the Deputy Managing Director and the General Manager of the Company. Mr. Kuo joined the Company in April 1999. He was previously the Assistant to Factory Manager and Standing Factory Manager, Factory Manager of Houma Cable Plant of the Posts and Telecommunications Ministry and Director of the second Board of Directors, Standing Deputy Managing Director and General Manager of the Company. He has extensive experience in design, production and corporate governance of telecommunication cables. Mr. Kuo was elected Executive Director of the third Board of Directors on 22 September 2000.

Mr. Wang Zhongfu, aged 36, received postgraduate education, senior engineer. He is currently a Director of the Company, the Assistant to the President of CHINA PUTIAN and the General Manager of International Co-operation Division of CHINA PUTIAN. Mr. Wang joined the Company in October 1997 and was previously Deputy General Manager of the Technical Division and the Investment Management Division of CHINA PUTIAN and a Director of the second Board of Directors of the Company. He has extensive experience in the management of listed companies and joint venture enterprises. Mr. Wang was elected Executive Director of the third Board of the Directors on 22 September 2000.

Mr. Bao Yuhong, aged 30, received university education, is an economist. He is currently the Director and Deputy General Manager of the Financial Division of CHINA PUTIAN. Mr. Bao joined the Company in September 2000. He worked previously in the Operating Finance Division of CHINA PUTIAN. and has certain experience in corporate governance and operation of a holding company. Mr. Bao was elected Executive Director of the third Board of Directors on 22 September 2000.

Mr. Zhang Zhongqi, aged 44, received tertiary education, is a senior accountant. He is currently a Director of the Company and Deputy General Manager of the Finance Division of CHINA PUTIAN. Mr. Zhang joined the Company in September 2000 and worked previously in the Operating Finance Division of CHINA PUTIAN as Deputy General Manager. He had been seconded to Beijing Ericsson Mobile Communication Co., Ltd. as Manager of the Finance Division. He has extensive experience in finance management of state-owned enterprises and financial control and operations in joint venture enterprises. Mr. Zhang was elected Executive Director of the third Board of Directors on 22 September 2000.

粟嘉陵先生，現年57歲，大學學歷，高級工程師，現任本公司董事及公司調研員。粟先生於一九七零年加入郵電部成都電纜廠(「成都電纜廠」)，對技術引進及改造方面有豐富經驗，曾任成都電纜副廠長、第一屆董事會執行董事、副總經理。粟先生於二零零零年九月二十二日獲選為本公司第三屆董事會執行董事。

Mr. Su Jialing, aged 57, received university education, senior engineer, is currently a Director and a Researcher of the Company. Mr. Su joined Chengdu Cable Plant of the Ministry of Post and Telecommunications ("CCP") in 1970. He has extensive experience in technology application and renovation. He was previously Deputy Factory Manager of CCP and Executive Director of the first Board of Directors and Deputy General Manager. Mr. Su was elected Executive Director of the third Board of Directors on 22 September 2000.

秦要武先生，現年35歲，研究生學歷，高級工程師，現任本公司董事及副總經理。秦先生於一九八八年八月加入成都電纜廠、歷任光纖工程辦公室副主任、光纖廠廠長、本公司第二屆董事會董事，副總經理等職務，曾參加西安交通大學管理學院工商管理碩士研究班學習。在企業生產經營及管理方面具有廣泛經驗。秦先生於二零零零年九月二十二日獲選為本公司第三屆董事會執行董事。

Mr. Qin Yaowu, aged 35, received postgraduate education, senior engineer, is currently a Director and Deputy General Manager of the Company. Mr. Qin joined CCP in August 1988. He was previously the Deputy-in-charge of the Optical Fibre Engineering Office and Factory Manager of the Optical Fibre Factory and Director and Deputy General Manager of the second Board of Directors. He studied in a master's postgraduate course of business management at Management College of Xian Jiaotong University. He has extensive experience in the production operation and management of enterprises. Mr. Qin was elected Executive Director of the third Board of Directors on 22 September 2000.

陳葆心女士，現年70歲，現任本公司非執行董事。自一九九四年九月三十日起曾出任本公司第一屆、第二屆董事會非執行董事及審核委員會委員。曾任香港聯合交易所有限公司第一副主席，現有香港中央結算有限公司董事，多家香港上市及私人公司之非執行董事或董事，亦為四川省殘疾人協會顧問。陳女士於二零零零年九月二十二日獲選為本公司第三屆董事會非執行董事。

Ms. Chen Po Sum, aged 70, is currenty a Non-Executive Director of the Company. She was a Non-Executive Director of the first and second Board of Directors and a member of Audit Committee since 30th September 1994. She was previously the First Vice-Chairman of The Stock Exchange of Hong Kong Limited and is a Director of Hong Kong Securities Clearing Company Limited and Non-executive Director or Director of a number of Hong Kong listed and private companies and a consultant of Sichuan Province Disabled Persons Federation. Ms. Chen was elected Non-Executive Director of the third Board of Directors on 22 September 2000.

孫家瑗先生，現年58歲，研究生學歷。現任本公司非執行董事及中國人民政治協商會議成都市委員會副主席，並擔任成都市委財經領導小組副組長兼秘書長。孫先生曾擔任成都市計劃委員會主任、成都市副市長等重要職務。孫先生於二零零零年九月二十二日獲選為本公司第三屆董事會非執行董事。

Mr. Sun Jiayuan, aged 58, received postgraduate education. He is currently a Non-Executive Director of the Company and the Vice Chairman of the Chinese People's Political Consultative Conference in Chengdu City as well as the Vice Chairman and Secretary of the Financial Leading Group in Chengdu City. Mr. Sun also held important offices such as officer of the Planning Committee and Deputy Mayor of Chengdu City. Mr. Sun was elected Non-Executive Director of the third Board of Directors on 22 September 2000.

所有於二零零零年九月二十二日獲委任的每一位現任執行董事已與本公司訂立一項服務合約，服務期限自二零零零年十月一日起至二零零三年九月三十日止為期三年。

Each of the Executive Directors appointed on 22 September 2000 has entered into a service contract with the Company. The service period is three years commencing from 1 October 2000 until 30 September 2003.

以上執行董事或非執行董事服務期限屆滿後，可重新委任或獲選連任。

The term of office of the above Executive Directors and Non-Executive Directors is renewable upon re-election or re-appointment.

2. 監事

2. Supervisors

張曉成先生，現年44歲，研究生學歷，高級經濟師，現任本公司監事會主席，中國普天公司資本運營部總經理。張先生於一九九七年十月加入本公司，曾任本公司第二屆董事會董事，中國普天公司企業管理部總經理，辦公室副主任等職務。在企業管理方面有豐富經驗。張先生於二零零零年九月二十二日獲選為本公司第三屆監事會監事。

Mr. Zhang Xiaocheng, aged 44, received postgraduate education, senior economist. He is currently the Chairman of the Supervisory Committee of the Company and the General Manager of the Corporate Management Department of CHINA PUTIAN. Mr. Zhang joined the Company in October 1997 and was a Director of the second Board of Directors of the Company. He was the General Manager of Corporate Management Department of CHINA PUTIAN, Deputy Supervisor of the Office. He has extensive experience in corporate governance. Mr. Zhang was elected Supervisor for the third Supervisory Committee of the Company on 22 September 2000.

安民民先生，55歲，中專學歷，高級會計師，現任本公司監事。安先生一九六八年加入成都電纜廠，對企業財務管理具有豐富經驗，曾任成都電纜廠副總會計師，本公司第一屆、第二屆董事會董事及總會計師。於二零零零年九月二十二日獲選為本公司第三屆監事會監事。

Mr. An Minmin, aged 55, received secondary education, senior accountant. He is a Supervisor of the Company. Mr. An joined CCP in 1968. He has extensive experience in finance management. He was previously the Deputy Chief Accountant of CCP, a Director of the first and second Board of Directors and the Chief Accountant. He was elected Supervisor for the third Supervisory Committee of the Company on 22 September 2000.

洪秀蓉女士，現年49歲，大學專科學歷，高級工程師，現任本公司監事、工會副主席，洪秀蓉女士於一九七零年加入成都電纜廠。曾任成都電纜廠技術處處長，在通信電纜設計生產及技術管理方面有廣泛之經驗。洪女士是由本公司職工以民主方式選舉為本公司第三屆監事會監事。

Ms. Hong Xiurong, aged 49, received tertiary education, senior engineer. She is a Supervisor and the Vice Chairperson of the Labour Union of the Company. She joined CCP in 1970. Ms. Hong was previously the Head of the Technology Division of CCP and has extensive experience in design, production and technology management of telecommunication cables. Ms. Hong was democratically elected Supervisor for the third Supervisory Committee through the Company's labour representative meeting.

所有於二零零零年九月二十二日獲委任的每一位現任監事已與本公司訂立一項服務合約，服務期限自二零零零年十月一日起至二零零三年九月三十日止為期三年，但可重新委任或獲選連任。

Each of the Supervisors appointed on 22 September 2000 has entered into a service contract with the Company. The service period is three years commencing from 1 October 2000 until 30 September 2003, and is renewable upon re-election or re-appointment.

3. **聯席公司秘書**

張述民先生，59歲，高級工程師，現任公司聯席秘書。張先生於一九六七年加入成都電纜廠，曾任成都電纜副廠長及第一屆、第二屆董事會公司秘書，對國內的政策和企業管理經驗豐富。

莫仲甦先生，37歲，公司聯席秘書，西盟斯律師行香港合伙人。曾任本公司第一屆、第二屆董事會公司秘書。

4. **高級管理人員**

羅時文先生，57歲，高級經濟師，本公司黨委書記及副總經理，於一九六八年加入本公司。

范先達先生，49歲，工程師，本公司副總經理，於一九七一年加入本公司。

代康先生，36歲，高級工程師，本公司副總經理，於一九八七年加入本公司。

黃志立女士，47歲，會計師，本公司財務負責人及副總會計師，於一九七一年加入本公司。

5. **集團員工人數**

截至二零零一年十二月三十一日止，本集團員工人數約為2,005人。

3. Joint Company Secretaries

Mr. Zhang Shumin, aged 59, senior engineer, Joint Secretary of the Company. He joined CCP in 1967 and was the Deputy Factory Manager of CCP. He was the Secretary to the first and second Board of Directors. He has extensive experience in national policies and corporate governance.

Mr. Stephen Mok, aged 37, Joint Secretary of the Company, a Hong Kong partner of Simmons & Simmons. He was appointed as secretary to the first and second Board of Directors.

4. Senior Management

Mr. Luo Shiwen, aged 57, senior economist, Secretary of the Party Committee and Deputy General Manager of the Company. He joined the Company in 1968.

Mr. Fan Xianda, aged 49, engineer, Deputy General Manager of the Company. He joined the Company in 1971.

Mr. Dai Kang, aged 36, senior engineer, Deputy General Manager of the Company. He joined the Company in 1987.

Ms. Huang Zhili, aged 47, Accountant, Financial Officer and Deputy Chief Accountant of the Company. She joined the Company in 1971.

5. Number of Staff

As at 31 December 2001, the Group had approximately 2,005 staff members.

董事及監事於合約中之權益

於本年度內任何期間及於本年度底，並無存在任何有關本公司業務(而本公司或其任何附屬公司為此等業務參與方)及任何董事或監事在當中直接或間接擁有重大權益的重大合約。

Interests of Directors and Supervisors in Contracts

There were no contracts of significance in relation to the Company's business (to which the Company or any of its subsidiaries was a party), and in which any Director or Supervisor had material interests, whether directly or indirectly, subsisting at the end of the Year and at any time during the Year.

董事及監事證券權益

截至二零零一年十二月三十一日止，各董事、監事及彼等聯系人士概無於本公司或其任何相聯法團的證券中擁有根據証券(公開權益)條例第二十八條之規定須知會本公司及香港聯交所(包括根據該條例第三十一條或附表第一部份彼等視為或當作擁有之權益)或根據該條例第二十九條的規定須登記於該條所述的登記冊或根據上市公司董事進行證券交易的標準守則規定須知會本公司和香港聯交所的任何權益。

Interests of Directors and Supervisors in Securities

As at 31 December 2001, none of the Directors, Supervisors or their respective associates had any interests in any securities of the Company or any of its associated corporations which were required to notify the Company and the Hong Kong Stock Exchange pursuant to Section 28 of the Securities (Disclosure of Interests) Ordinance, including interests which were deemed or taken to have under Section 31 or Part I of the Schedule to that Ordinance, or which were required, pursuant to Section 29 of that Ordinance, to be entered in the register referred to therein or which were required to notify the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transaction by Directors of Listed Companies.

董事及監事購買及出售股份

於本年度的任何時間，本公司或其任何附屬公司概無訂立任何安排，讓本公司董事及監事能藉收購本公司或任何其他法人團體的股份而獲得收益。

The Purchase and Sale of Securities by Directors and Supervisors

At no time during the Year was the Company or any of its subsidiaries a party to any arrangement to enable the Directors and Supervisors of the Company to acquire benefits by means of acquisition of shares in, or debentures of, the Company or any other legal entities.

董事酬金

董事酬金細節刊載於本年報第62頁財務報表附註8內。

Emoluments of Directors

Details of emoluments of Directors are set out in note 8 to the financial statements on pages 62 of this Annual Report.

獲最高酬金的前五名人士

本集團於本年度內酬金最高的五位人士並無包括任何本公司的董事。

Five Highest Paid Personnel

The five individuals whose remuneration were the highest in the Group during the Year do not include any Directors of the Company.

出售員工住房

1. 本集團於一九九八年之前員工住房遞延費用在二零零零年度財務報告中已作出相應處理。

2. 於二零零零年度及本年度，本集團分別有一項已獲批准的員工集資建房計劃。於二零零一年十二月三十一日，此計劃共收到員工預付的定金人民幣24,977,000元（二零零零年：人民幣16,432,000元），該集資計劃完成後，本集團將全部產權出售給員工。

Sale of Staff Quarters

1) Deferred expenses on staff quarters prior to 1998 have been dealt with in the financial report for the year 2000 of the Group.

2) The Group introduced an approved programme for raising funds from its employees to construct staff quarters during 2000 and the Year respectively. As at 31 December 2001, the total amount of deposits received from the staff in respect of such programme amounted to RMB24,977,000 (2000:RMB16,432,000). Upon completion of the fund-raising programme for raising fund, the Group will transfer all the titles of the staff quarters to its staff.

購買、出售或購回上市證券

於本年度，本公司及其任何附屬公司概無購買、出售、購回或注銷本公司之任何上市證券。

Purchase, Sale and Repurchase of Listed Securities

During the Year, none of the Company's listed securities was purchased, sold, repurchased or cancelled by the Company or any of its subsidiaries.

銀行貸款及利息資本化

本集團及本公司之銀行貸款詳情載於本年報第76頁財務報表附註24內。於本年度內本集團利息資本化詳情載於本年報第63頁財務報表附註9內。

Bank Borrowings and Interest Capitalised

Details of bank borrowings of the Group and the Company are set out in note 24 to the financial statements on page 76 of this Annual Report. Details of interest capitalised by the Group during the Year are set out in note 9 to the financial statements on page 63 of this Annual Report.

優先認股權

本公司之公司章程並無優先認股權條款，因此本公司無需向現有股東按彼等之持股比例發售新股。

Pre-emptive Rights

Under the Articles of Association of the Company, there are no pre-emptive rights which require the Company to offer new shares to the existing shareholders in proportion to their shareholdings.

有關連人士交易

在本年度內，本集團進行的有關連人士交易如下：

(a) 中國普天公司及其關聯公司提供之擔保

若干本集團借貸由中國普天公司擔保及其關聯公司提供擔保。

(b) 與其他由中國普天公司及其公司控制及/或監管之個體的交易

本集團於本年度內向中國普天公司及其關聯公司售貨的總額為人民幣6,017,000元。

所有本公司董事包括非執行董事均確認在(b)段所述的交易為本集團於日常業務中進行，該等交易皆以一般的商業條款進行，而所提供的條款不比提供給第三者遜色。

退休金計劃

本公司退休金計劃詳情分別載於本年報第61頁及第82頁財務報表附註7及附註29內。

Transactions with Related Parties

During the Year, the Group entered into the following transactions with related parties:

(a) Gurantees granted by CHINA PUTIAN and its related companies

A certain sum of the Group's borrowings are guaranteed by CHINA PUTIAN and its related companies.

(b) Transactions with CHINA PUTIAN and other entities controlled and/ or monitored by CHINA PUTIAN

The products which the Group sold to CHINA PUTIAN and its related companies amounted to RMB6,017,000 for the Year.

All the Directors of the Company, including the Non-Executive Directors, acknowledged that transactions mentioned in (b) above have been entered into by the Group in the ordinary and usual course of business on commercial terms and conditions no less favourable than that to third parties.

Retirement Scheme Arrangements

Information on the Company's retirement benefits scheme is set out in notes 7 and 29 to the financial statements on pages 61 and 82 of this Annual Report respectively.

重大事項

1. 轉讓寧波太平洋CDC電纜有限公司(「寧波 CDC」)股權

一九九三年十二月，本公司與亞洲太平洋電線電纜有限公司(「亞洲太平洋」)以及浙江省鄞縣鎮資產經營總公司合資組建中外合資經營企業寧波CDC。本公司出資1,540,000美元，佔註冊資本的20%，並承擔貸款擔保660,000美元。

鑒於該合資企業經濟效益一直不佳，為減少損失，經合資三方多次協商，並經本公司第三屆董事會第四次會議批准，同意本公司以人民幣6,000,000元的價格(包括660,000美元的擔保貸款本金)轉讓其在寧波CDC擁有的全部股權給亞洲太平洋，從而實現從中退出。轉讓協議及同意股權轉讓的寧波CDC董事會決議已於本年度內經相關各方授權代表及董事分別簽署，並獲當地政府批准。

2. 收購重慶夏查德多層電路板有限公司(「重慶夏查德」)外方股東權益

一九九五年七月，本公司與重慶通信設備有限公司(「重通公司」)以及德國夏查德電子有限公司(「德國夏查德」)合資組建重慶夏查德。本公司出資1,330,000美元，佔註冊資本的35%。

今年德國夏查德提出轉讓在重慶夏查德所持有的全部25%的權益的請求，本公司第三屆董事會第六次、第七次會議審議批准，同意由本公司及重通公司共同增加投入資金人民幣9,000,000元收購德國夏查德在重慶夏查德的全部25%的權益，完成收購後，本公司持有重慶夏查德46.7%的權益，現除營業執照變更外，其他有關收購事宜及手續已辦理完畢。

Significant Events

1. Transfer of equity interests in Ningbo Pacific CDC Cable Company Limited ("Ningbo CDC")

In December 1993, 亞洲太平洋電線電纜有限公司 ("Asia Pacific"), 浙江省鄞縣鎮資產經營總公司 and the Company jointly established sino-foreign cooperative joint venture, Ningbo CDC. The Company contributed capital of US$1,540,000, representing 20% of the registered capital and has guaranteed a loan of US$660,000.

Since the operating result of the joint venture has always not been satisfactory, upon numerous discussions and the approval of the fourth meeting of the third Board of Directors, the three parties agreed to transfer its entire equity interests in Ningbo CDC to Asia Pacific for a consideration of RMB6,000,000 (including US$660,000 principal of the loan guaranteed) in order to reduce the loss. As such, the Company will withdraw from the joint venture. The transfer agreement and the Board resolution authorizing such transfer were signed by the authorised representatives and directors of all parties involved and were approved by local government during the Year.

2. *Acquisition of shareholder interests of the foreign shareholder* in Chongqing Shahzad Multi-layer PCB Co., Ltd. ("Chongqing Shahzad")

In July 1995, the Company, 重慶通信設備有限公司 ("重通公司") and 德國夏查德電子有限公司 (the "Foreign Shareholder") jointly established Chongqing Shahzad. The Company contributed capital totalled US$1,330,000, accounting for 35% of the registered capital.

This Year, the Foreign Shareholder, proposed the transfer of the entire 25% equity interests held by it in Chongqing Shahzad. The proposal was considered and approved by the third Board of Directors of the Company in its sixth and seventh meetings. It was resolved that the 25% interests of the Foreign Shareholder be acquired in full by the Company and 重通公司. by an aggregate increase in investment of RMB9,000,000. Upon completion of the acquisition, the Company will hold 46.7% of the equity interests in Chongqing Shahzad. At present, apart from the change in operation license, all matters and the procedures in connection with the acquisition have been completed.

3. **重組四川新龍網絡科技有限公司(「新龍公司」)**

二零零零年五月，本公司與成都高新區互聯網信息中心及成都高新投資中心三方共同商定合資組建新龍公司。

為抓住現時網絡發展的大好時機，促進新龍網絡公司的健康發展，經本公司第三屆董事會第七次和第八次會議批准對新龍公司進行重組。新龍公司將由本公司、成都高新區互聯網信息中心、北京華立英富網絡系統技術有限公司及睿盈通公司合資組建，重新確定新龍公司的總投資額為人民幣 12,210,000元，註冊資本為人民幣10,500,000元，其中北京華立英富網絡系統技術有限公司和睿盈通公司以現金方式共同出資人民幣8,140,000元，分別佔有58.5%和8.2%的權益，本公司和成都高新區互聯網信息中心以新龍公司原有的資產加部份現金共同出資人民幣4,070,000元，各出資人民幣2,035,000元，各佔16.65%的權益。有關重組事宜和手續已經完成。

4. **四川天信CDC電纜有限公司(「四川天信電纜」)股份確認**

本公司於一九九九年六月與原四川省郵電管理局合資組建四川天信電纜。該企業的主要業務為生產和銷售通信電纜和其他專業郵電產品。由於當時並未完成對四川天信電纜資產評估工作，故本公司暫定持有四川天信電纜30.06%的權益。二零零一年三月十九日經四川天信電纜董事會研究通過，四川省電信實業集團有限責任公司持有四川天信電纜70.04%權益，本公司持有四川天信電纜29.96%的權益。此決議亦於二零零一年四月十八日舉行的本公司第三屆董事會第六次會議獲得確認。

3. Restructuring of **四川新龍網絡科技有限公司** ("Xinlong Company")

In May 2000, the Company, 成都高新區互聯網信息中心 and 成都高新投資中心 agreed to jointly establish Xinlong Company.

To grasp the golden opportunity of network development and to accelerate Xinlong Company's development, the seventh and eighth meetings of the third Board of Directors approved the reorganization of Xinlong Company. Xinlong Company will be jointly established by the Company, 成都高新區互聯網信息中心, 北京華立英富網絡系統技術有限公司 and 睿盈通公司. The total investment of Xinlong Company was re-recognized as RMB12,210,000 and registered capital was RMB10,500,000, of which 北京華立英富網絡系統技術有限公司 and 睿盈通公司 jointly contributed a total amount of RMB8,140,000 in form of cash, representing 58.5% and 8.2% interests respectively. The Company and 成都高新區互聯網信息中心 jointly contributed a total amount of RMB4,070,000 in form of its original asset in Xinlong Company and partially in cash, of which the Company and 成都高新區互聯網信息中心 each contributed RMB2,035,000, representing 16.65% interests for each party. Relevant matters and procedures concerning the restructuring have been completed.

4. Recognition of interests in Sichuan Provincial Telecommunications Cable Plant ("Sichuan Telecommunications")

The Company and the former 四川省郵電管理局 agreed to jointly establish Sichuan Telecommunications in June 1999. The enterprise was principally engaged in the production and sale of telecommunications cables and other professional telecommunications postal products. Since the valuation of the assets of Sichuan Telecommunications was still not completed at that time, it was provisionally resolved that the Company would hold 30.06% equity interests in Sichuan Telecommunications. The resolution was discussed by the Board of Directors of Sichuan Telecommunications on 19 March 2001 and it was resolved that 四川省電信實業集團有限責任公司 and the Company would hold 70.04% and 29.96% equity interests in Sichuan Telecommunications respectively. Such resolution was also approved and confirmed by the sixth meeting of the third Board of Direcotors of the Company held on 18 April 2001.

5. 收購成都八達接插件有限公司(「八達公司」)港方股東權益

八達公司是一九九一年十二月十七日成立並經一九九三年八月重組後，由成都通訊器材廠、本公司、香港天利仕有限公司總裁張慶正先生(「張慶正」)合資組建的專業生產及銷售家用電器電源接插件的中外合資企業，本公司出資人民幣900,000元，佔註冊資本的30%。

自一九九八年以來，張慶正先生因個人原因多次提出以原投入資本金人民幣900,000元的價格轉讓其在八達公司持有的全部30%權益給本集團，本公司第二屆董事會第六次會議、第三屆董事會第八次會議審議批准，同意本公司在二零零一年年前以人民幣900,000元收購張慶正在八達公司所持有的全部30%的權益。完成收購後，本公司持有八達公司60%的權益。有關收購事宜和手續正在辦理之中。

6. 深圳普達通信技術有限公司(「深圳普達公司」)

為進一步拓展程控交換機電纜的市場，以滿足用戶的要求，經本公司第三屆董事會第八次、第十次會議審議批准，本公司與八達公司在深圳合資組建深圳普達公司，專職從事程控交換機電纜與聯接器組裝業務，計劃註冊資本人民幣1,000,000元，本公司出資人民幣700,000元，佔註冊資本70%，有關註冊登記手續正在辦理之中，預計在二零零二年第一季度可正式投入生產。

5. Acquisition of Chengdu Bada Connector Company Limited ("Bada Company")

Established on 17 December 1991 and restructured in August 1993, Bada Company was jointly established by 成都通訊器材廠, the Company and Mr. Zhang Qingzheng, president of 香港天利仕有限公司 ("Mr. Zhang"). It is a sino-foreign joint venture mainly engaged in manufacturing and selling of connectors for electrical appliances and power supply. The Company contributed RMB900,000 representing 30% of the registered capital.

Since 1998, Mr. Zhang has repeatedly requested to assign the total of his 30% interests in Bada Company for a consideration of RMB900,000, which represents his original capital contribution, to the Company. The sixth meeting of the second Board of Directors and the eighth meeting of the third Board of Directors approved the Company to purchase Mr. Zhang's 30% interests in Bada Company for RMB900,000 before 2001. After the acquisition, the Company will hold 60% interests in Bada Company. Relevant matters and procedures are being processed.

6. **深圳普達通信技術有限公司** ("Shenzhen Puda Company")

To further expand the market of telephone exchange system cables and to satisfy the customers' demand, the eighth and tenth meetings of the third Board of Directors approved the Company to jointly establish Shenzhen Puda Company with Bada Company. Shenzhen Puda Company is mainly engaged in the assembly of telephone exchange system cables and connectors. The registered capital is expected to be RMB1,000,000, of which the Company contributed RMB700,000, representing 70% of the registered capital. Relevant registration procedure is being processed. It is expected to be put into production in the first quarter of 2002.

7. 土地使用權

為滿足成都市建設發展的需要，在本年度，成都市高新技術產業開發區管理委員會收回了在本公司總部所在地的24畝土地使用權，除其中4畝使用權以同等面積置換外，其餘20畝同意給予人民幣21,200,000元的補償金，於二零零一年十二月三十一日，已支付補償金人民幣8,480,000元。

7. Land use right

To satisfy the need for construction and development in Chengdu city, during the Year the Management Committee of Chengdu High-tech Enterprise Development District resumed the land use right of the 24 mu land where the headquarters of the Company is located. The land use right for 4 mu of the land was exchanged for an equivalent area of land. Apart from that, it was agreed that the remaining 20 mu will be compensated for RMB21,200,000. As at 31 December 2001, RMB8,480,000 has been paid.

8. 募集資金運用的變化

於一九九四年十一月，本公司按照股票發售及上市交易的有關規定，在編制的招股説明書「所得款項用途及營運資金」一節中對募集資金的使用安排作了説明，計劃其中將約港幣160,000,000元投資在組建生產光纖的合資企業，約港幣50,000,000元投資在組建生產光纜的合資企業。至一九九七年十二月三十一日止期間，鑒於原計劃中有部份項目未有實施，或與原計劃有較大變化，為適應市場及本集團發展的需要，董事會決定並經一九九七年度股東週年大會批准對募集資金的使用計劃作了必要的調整，其中將原計劃投資於組建生產光纖的合資企業的港幣160,000,000元調整為港幣3,620,000元，該項目的進一步投資將視乎有關產品在市場銷售的表現而定。

近兩年來，生產光纖、光纜的聯營合資企業發展順利，效益令人滿意，展現了良好的發展前景，為適應市場需求，已有進一步擴大其生產能力的計劃，為充份發揮尚未使用的募集資金的作用，進一步改善本集團的財務狀況，董事會擬提請二零零一年度股東週年大會批准將人民幣85,500,000元用於中康光纜、中住公司的擴產計劃，其中用於中康光纜擴產計劃使用人民幣60,600,000元，用於中住公司擴產計劃使用人民幣24,900,000元。

8. Change in use of proceeds

In November 1994, in accordance with the relevant provisions for issuance and listing of shares, the Company explained the arrangement for the use of proceeds in the section of "Use of proceeds and working capital" in the prospectus. It was planned that approximately HK$160,000,000 will be invested in establishing a joint venture company engaged in manufacturing optical fibres and approximately HK$50,000,000 will be used for establishing a joint venture company engaged in manufacturing optical fibre cables. By 31 December 1997, some projects in the original plan had still not been carried out or had deviated considerably from the original plan. In order to cater for demand of the market and the need for the Group's development, the Board has decided to make necessary amendments to the original plan on the use of proceeds. The proposal was also passed at the 1997 Annual General Meeting. The original HK$160,000,000 for establishing joint ventures of optical fibre was adjusted to HK$3,620,000. Further investment in this project will depend on the sale of relevant products in the market.

In these two years, the joint venture companies engaged in producing optical fibres and optical fibre cables have achieved satisfactory results, demonstrating encouraging prospects. To meet the market demand, there has already been plans to enlarge the Group's production capacity, so as to fully utilize the unused proceeds for improving the Group's financial status. The Board of Directors intends to submit the production expansion plan of investing RMB85,500,000 on SEI and CCS to the 2001 Annual General Meeting for approval, of which RMB60,600,000 will be spent on CCS's expansion plan and RMB24,900,000 on SEI's expansion plan.

9. 變更本公司英文名稱

根據本公司控股股東—中國普天公司—的要求，本公司擬將公司的英文名稱Chengdu PTIC Telecommunications Cable Company Limited 變更為Chengdu PUTIAN Telecommunications Cable Company Limited，本公司的中文名稱不變。公司的經營範圍不變。

變更本公司英文名稱之主要目的是根據中國普天公司的要求，展現出新的集團形象，本公司的性質及業務方面並無因此而改變。

為配合公司英文名稱變更，公司章程第二條亦作相應的修改。

有關變更公司英文名稱及修改公司章程的事宜，將提呈本公司股東週年大會審議。

10. 本公司電話改變

接成都市電信局通知，自二零零二年四月二十日零時起，成都市本地網的電話號碼由原來的七位升成八位。升位的方法是在原電話號碼前加撥「8」。因此本公司號碼由原來的5189711升為85189711，傳真號碼由原來的5129477升為85129477，接待電話由原來的5163556升為85163556。

重大訴訟

除本業績公告所披露外，於本年度，本集團並無牽涉重大訴訟或仲裁事項。

最佳應用守則

於本年度，本公司全體董事均遵守了《上市規則》附錄十四載列的「最佳應用守則」。

9. Change of the Company's English name

Pursuant to the requirement of CHINA PUTIAN, the Company intends to change the Company's English name "Chengdu PTIC Telecommunications Cable Company Limited" to "Chengdu PUTIAN Telecommunications Cable Company Limited". The Company's Chinese name will remain unchanged. The Company's scope of business will remain the same.

The main purpose of changing the Company's English name is to change the image of the group in accordance with the requirement of CHINA PUTIAN. There will be no change in the nature and business of the Company.

There shall be a corresponding amendment in Article 2 of the Company's Articles of Association to cope with the Company's change of its English name.

The matter regarding the change of the Company's English name and the amendment of the Company's Articles of Association will be submitted to the Annual General Meeting for approval.

10. Change of the Company's telephone number

Upon receiving notice from Chengdu Telecommunication Bureau, local telephone numbers of Chengdu will be changed from 7 digits to 8 digits effective from 12:00 am on 20 April 2002. The change is effected by adding "8" in front of the original number. Therefore, the Company's original number of 5189711 is changed to 85189711. The original fax number of 5129477 is changed to 85129477. The reception telephone number was changed from 5163556 to 85163556.

Material Litigation

The Group was not involved in any litigation or arbitration of material importance during the Year apart from what is disclosed in this announcement.

Compliance with the Code of Best Practice

The Directors of the Company have complied with the Code of Best Practice as set out in Appendix 14 to the Listing Rules during the Year.

國際聯席核數師

本集團根據香港公認會計準則編制的財務報表乃經由國際聯席核數師德勤•關黃陳方會計師行及何錫麟會計師行審核。

國際聯席核數師德勤•關黃陳方會計師行及何錫麟會計師行任滿告退，備聘再任。



承董事會命
徐名文
董事長

二零零二年四月十八日

Joint International Auditors

The financial statements of the Group prepared in accordance with generally accepted accounting principles in Hong Kong have been audited by Deloitte Touche Tohmatsu and Ho and Ho & Company, the joint international auditors of the Company.

Deloitte Touche Tohmatsu and Ho and Ho & Company, as the joint international auditors of the Company, will retire and offer themselves for re-appointment.



By order of the Board of Directors
Xu Mingwen
Chairman

18 April 2002

致：各位股東：

在二零零一年度中，本公司全體監事會成員(「本監事會」)本著對全體股東和本公司負責的精神，遵循《中華人民共和國公司法》、《香港聯合交易所有限公司之證券上市規則》及本公司章程等各項法律文件規定，認真履行了監事會的職責，為了提高本公司監事會成員的業務水平和監督職能，積極組織學習了相關的政策文件和業務知識，參與中國普天公司組織的監事業務學習和本公司組織的新財務制度的業務培訓，對公司監事的業務水平，奠定了一個基礎。

為了更好地發揮監事會的監督職能，在日常工作中，監事會成員列席了本公司的董事會會議、公司行政辦公會議以及公司的重大決策會議，對本公司董事會的工作和經營管理層的經營決策，實施了例行監督，並對會議的議案提出監事會意見和建議，對公司的財務狀況及年度報告，認真聽取了財務負責人對本公司財務狀況及業績的匯報，並進行了認真審閱和分析陳述了本監事會的獨立意見：

1. **本公司依法運作情況**

本監事會認為，二零零一年度，本公司能夠按照有關法規的規定運作，程序符合《公司法》、《上市規則》和《公司章程》。在本年度中，本公司本著強化管理的原則，進一步建立、完善了相應的管理規章制度，為公司的規範運作，健康發展做出了積極的努力，提高了公司治理的水平。

To Shareholders:

During 2001, all members of the Supervisory Committee ("the Supervisory Committee") of the Company carried out the duties of supervisory committee with diligence in accordance with relevant provisions of the Company Law of the PRC, Listing Rule of Hong Kong Stock Exchange Limited, the Articles of Associations of the Company and relevant laws and regulations and with the principle of being responsible for the Company and its shareholders. In order to improve the business standard of the members of the Supervisory Committee and enhance the supervision function, the Supervisory Committee studied relevant policy papers and relevant business knowledge, participated in supervision training initiated by CHINA PUTIAN and new financial system training organized by the Company. These have laid down a solid foundation for the Supervisory Committee's business standard.

To better exercise the supervisory function of the Supervisory Committee, in the daily course of work, members of the Supervisory Committee attended Board meetings, administrative meetings and decision-making meetings of the Company. The Committee performed routine monitoring on the work of the Board of Directors and operational decision of the management, provided opinions and suggestions regarding resolutions of those meetings, listened carefully to the report of the financial manager regarding the financial status and results. The Committee has also carefully reviewed and stated the Committee's independent opinion as follows:

1. Lawful Operation of the Company

The Supervisory Committee is of the opinion that in 2001 the Company has operated in accordance with the relevant laws and regulations, and the procedures have complied with the Company Law, the Listing Rules and the Articles of Association. During the Year, sticking to the principle of management enhancement, the Company further established and perfected its corresponding management rule and regulation system. The Company also made positive efforts for its standardised operation and healthy development, and upgraded its corporate governance standard.

2. 本公司董事、經理及其他高級管理人員履職情況

本監事會認為本公司董事、經理及其他高級管理人員在履行公司職務期間勤勉、務實、誠信，未發現有濫用職權，違反法律、法規、公司章程和侵犯、損害公司、股東及員工利益的不法行為。

3. 董事會工作報告

本監事會詳細審閱了董事會擬提交的本年度股東週年大會審議的董事會工作報告，認為報告客觀翔實地反映了公司在二零零一年所做的各項工作，是實事求是的，成效是顯著的。本監事會對本公司在本年度內所取得的工作成績感到滿意。

4. 本公司財務報告

本監事會詳細審核了董事會擬提交本年度股東週年大會審議的年度財務報告和利潤分配方案等資料，認為有關財務數據客觀、真實、全面地反映了公司的財務狀況、資產狀況和經營業績，會計核算和財務管理符合有關規定，尚未發現不確事項。本監事會已注意到在本公司的財務報告中所披露的廠房、機器及設備的減值虧損、應收帳款的壞賬準備、存貨準備及非上市證券之未變現虧損等項目，並表示關注，同時建議董事會及經營管理層應積極採取有效的措施，妥善處理有關事宜，盡量減少本公司損失的可能，並向監事會成員及時通報處理有關事宜的進展情況。

本公司的財務報告已經會計師事務所審計，並出具審計報告，本監事會認為該審計報告是客觀公正的，反影了本集團財務狀況的真實情況。

2. Performance of Directors, Managers and Other Senior Management of the Company

The Supervisory Committee considers that the directors, manager and other senior management have performed their duties diligently, pragmatically and faithfully. No abuse of rights, infringement of laws, regulations or the Articles of Association of the Company was found. No act detrimental to the interests of the Company, shareholders or staff was found.

3. Report of the Directors

The Supervisory Committee had a detailed review of the report of the directors to be submitted for consideration at the Annual General Meeting for the Year and considered that the report had objectively and thoroughly reflected the various work conducted by the Company in 2001 and was pragmatic and effective. The Supervisory Committee considers the results of the Company for the Year satisfactory and is confident in the development prospect of the Company.

4. Financial Report of the Company

After a detailed examination of the information including the financial report and profit distribution plan to be submitted for consideration at the Annual General Meeting for the Year by the Board of Directors, the Supervisory Committee considers that the relevant financial data objectively, truly and comprehensively reflected the financial position, assets position and operating results of the Company. Audit and financial management has conformed to the relevant regulations. No inaccurate matters have yet been found. The Supervisory Committee has noted items such as impairment losses on plant, machinery and equipment, provision for doubtful debts, provision for inventories and unrealised loss on unlisted equity securities as disclosed in the financial statements of the Company and has expressed concern. At the same time, the Supervisory Committee suggests that the Board of Directors and the management of the Company adopt positive and efficient measures and handle the relevant matters appropriately so as to minimize the possibility of loss to the Company. In addition, they are requested to promptly report the progress of the relevant matters to the Supervisory Committee.

The financial report of the Company was audited by certified public accountants and the auditors' report was given. The Supervisory Committee considers that the auditors' report is objective and fair and has reflected the true financial position of the Group.

5. **關連交易**

本監事會認為：本公司的關連交易均屬普通及一般交易，對股東而言是公平合理的，未損害本公司的利益。

6. **訴訟事項**

本年度本公司未發生任何訴訟事項。

一年來，本公司在全體股東的大力支持和幫助下，在董事會和全體員工的共同努力下，確立了新的戰略發展方針，初步實現了調整發展的近期目標，成效是顯著的。在二零零二年度，希望董事會和經營班子進一步精心組織和運作，加強銷售管理和庫存的合理安排，加強應收賬款的確認和回收，包括對已計提壞賬準備的應收賬款的催收工作，盡可能降低壞賬損失；加強投資管理，包括在建工程和固定資產投資及對外投資的論證和監控，避免出現投資失誤；加強新產品開發力度，使公司保持持續的發展後勁。

本監事會將繼續以《公司法》和《公司章程》為指導，進一步規範監事會的工作，認真落實監督職責，為公司實現調整發展的遠期目標，從而實現本公司的再次騰飛而努力。

張曉成
監事會主席

二零零一年四月十八日

5. Connected Transactions

The Supervisory Committee considers that the connected transactions of the Company to be ordinary and general and are fair and reasonable as far as shareholders are concerned. It is not detrimental to the interests of the Company.

6. Litigation

There was no litigation during the Year.

During the Year, under the enthusiastic support and help from all shareholders together with the joint efforts of the Board of Directors and all the staff, the Company has formulated new development strategies. The short-term target of development adjustment has been preliminarily achieved and the effect was remarkable. It is hoped that the Board of Directors and the management of the Company will further enhance meticulous organisation and operation to strengthen sales management and proper stock arrangement, to improve the recovery of account receivables for which provision has been made so that loss from bad debts can be minimized; to enhance investment management, including assessing and monitoring constructions in progress, investments on fixed assets and external investments, so that investment mistakes can be avoided; to strengthen the dynamics of new products exploration so that the Company can have a sustaining development potential.

The Supervisory Committee will also continue to further standardise its work and perform its duties with due diligence pursuant to the Company Law and the Articles of Association of the Company so as to realize the Company's long term development goal and achieve another soaring.

Zhang Xiaocheng
Chairman of the Supervisory Committee

18 April 2002

致成都普天電纜股份有限公司各股東

(於中華人民共和國註冊成立的有限公司)

本聯席核數師(「我們」)已完成審核載於第42頁至第85頁按照香港公認會計準則編制的財務報表。

董事及國際聯席核數師的責任

貴公司董事須負責編製真實與公平的財務報表。在編制該等財務報表時，董事必須貫徹採用合適的會計政策。

我們的責任是根據我們審核工作的結果，對該等財務報表作出獨立意見，並向股東作出報告。

意見的基礎

我們是按照香港會計師公會頒佈的審計準則進行審核工作。審核工作範圍包括以抽查方式查核與財務報表所載數額及披露事項有關的憑證，亦包括評估董事於編製該等財務報表時所作的重大估計和判斷、所釐定的會計政策是否適合貴公司與 貴集團的具體情況、及有否貫徹應用並足夠地披露該等會計政策。

我們在策劃和進行審核工作時，均以取得一切我們認為必需的資料及解釋為目標，使我們能獲得充份的憑證，就該等財務報表是否存有重要錯誤陳述，作出合理的確定。在作出意見時，我們亦已衡量該等財務報表所載的資料在整體上是否足夠。我們相信，我們的審核工作已為下列意見建立了合理的基礎。

TO THE SHAREHOLDERS OF
CHENGDU PTIC TELECOMMUNICATIONS CABLE COMPANY LIMITED
(Incorporated in The People's Republic of China with limited liability)

We have audited the financial statements on pages 42 to 85 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective Responsibilities of Directors and Joint International Auditors

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of Opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

意見

我們認為上述的財務報表均真實與公平地反映 貴公司及 貴集團於二零零一年十二月三十一日的財政狀況及 貴集團截至該日止年度的利潤和現金流量，並已按照《香港公司條例》之披露要求而妥善編製。

德勤•關黃陳方會計師行
執業會計師

何錫麟會計師行
執業會計師

香港，二零零二年四月十八日

Opinion

In our opinion the financial statements give a true and fair view of the state of the affairs of the Company and the Group as at 31 December 2001 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

DELOITTE TOUCHE TOHMATSU
Certified Public Accountants

HO AND HO & COMPANY
Certified Public Accountants

Hong Kong, 18 April 2002

綜合損益表

(按香港公認會計準則編制)截至二零零一年十二月三十一日止年度

(Prepared under Accounting Principles Generally Accepted in Hong Kong) For the Year Ended 31 December 2001

		附註 NOTES	二零零一年 2001 人民幣千元 *RMB'000*	二零零零年 2000 人民幣千元 *RMB'000*
營業額	Turnover	4	585,443	524,511
銷售成本	Cost of sales		(425,005)	(451,600)
毛利	Gross profit		160,438	72,911
其他收入	Other revenue	5	20,542	34,443
分銷費用	Distribution costs		(40,656)	(33,441)
行政費用	Administrative expenses		(98,344)	(104,655)
物業、廠房及設備減值虧損	Impairment losses on property, plant and equipment	6	(43,858)	-
其他營業費用	Other operating expenses		(3,009)	(6,307)
其他存款壞賬計提	Allowance for other deposit		-	(30,000)
經營虧損	Loss from operations	7	(4,887)	(67,049)
財務費用	Finance costs	9	(12,854)	(11,391)
投資收入	Investment income	10	3,622	4,966
應佔聯營公司業績	Share of results of associates		120,697	14,906
除税前溢利(虧損)	Profit (loss) before taxation		106,578	(58,568)
所得税	Taxation	11	(17,335)	(10,837)
除少數股東權益前溢利(虧損)	Profit (loss) before minority interests		89,243	(69,405)
少數股東權益	Minority interests		(24,825)	(8,744)
本年度溢利(虧損)淨額	Net profit (loss) for the year	12 & 26	64,418	(78,149)
轉調:	Transfer to:	26		
法定盈餘公積金	Statutory surplus reserve fund		8,101	1,669
法定公益金	Statutory public welfare fund		3,527	4,769
每股基本溢利(虧損)	Basic earnings (loss) per share	13	人民幣0.16元 RMB0.16	(人民幣0.20元) (RMB0.20)

(按香港公認會計準則編制)於二零零一年十二月三十一日
(Prepared under Accounting Principles Generally Accepted in Hong Kong) As at 31 December 2001

		附註 NOTES	本集團 THE GROUP 二零零一年 2001 人民幣千元 RMB'000	二零零零年 2000 人民幣千元 RMB'000	本公司 THE COMPANY 二零零一年 2001 人民幣千元 RMB'000	二零零零年 2000 人民幣千元 RMB'000
非流動資產	Non-Current Assets					
物業，廠房及設備	Property, plant and equipment	14	313,199	388,644	193,560	250,543
在建工程	Construction in progress	15	48,094	45,674	45,328	40,889
附屬公司之投資	Investments in subsidiaries	16	-	-	270,961	246,120
聯營公司權益	Interests in associates	17	247,220	131,610	117,306	118,637
證券投資	Investments in securities	18	2,763	7,798	2,763	7,798
長期應收款項	Long-term receivables	19	23,770	23,770	16,374	16,374
			635,046	597,496	646,292	680,361
流動資產	Current Assets					
存貨	Inventories	20	168,976	135,182	91,958	80,238
應收貿易帳款	Trade receivables	21	201,963	198,030	91,550	112,492
其他應收款項、按金及預付款項	Other receivables, deposits and prepayments		16,499	15,901	7,934	7,368
證券投資	Investments in securities	18	-	44,637	-	44,637
應收附屬公司帳款	Amounts due from subsidiaries	33	-	-	20,348	27,963
應收聯營公司帳款	Amounts due from associates	33	5,449	10,604	4,598	9,754
應收關連公司帳款	Amounts due from related companies	33	6,533	7,811	6,533	7,803
抵押予銀行存款	Pledged bank deposits	32	14,788	14,788	-	-
現金及銀行款結餘	Bank balances and cash		237,881	139,194	157,795	86,696
			652,089	566,147	380,716	376,951
流動負債	Current Liabilities					
應付貿易帳款	Trade payables	23	43,719	45,695	17,614	20,175
其他應付款及應計提費用	Other payables and accrued charges		84,812	66,601	41,277	17,775
暫收款項	Temporary receipts		3,498	541	845	505
職工住房定金	Deposits for staff quarters	15	24,977	16,432	24,977	16,432
應付附屬公司帳款	Amounts due to subsidiaries	33	-	-	119,820	65,433
應付聯營公司帳款	Amounts due to associates	33	4,226	5,024	2,936	3,563
稅項	Taxation		1,842	3,004	1,358	1,358
一年內到期的銀行貸款	Bank borrowings - amount due within one year	24	201,861	186,406	141,361	151,406
			364,935	323,703	350,188	276,647
流動資產淨額	Net Current Assets		287,154	242,444	30,528	100,304
			922,200	839,940	676,820	780,665

資產負債表（續）

(按香港公認會計準則編制)於二零零一年十二月三十一日

(Prepared under Accounting Principles Generally Accepted in Hong Kong) As at 31 December 2001

			本集團 THE GROUP		本公司 THE COMPANY	
		附註 NOTES	二零零一年 2001 人民幣千元 *RMB'000*	二零零零年 2000 人民幣千元 *RMB'000*	二零零一年 2001 人民幣千元 *RMB'000*	二零零零年 2000 人民幣千元 *RMB'000*
資本及儲備	Capital and Reserves					
股本	Share capital	25	400,000	400,000	400,000	400,000
儲備	Reserves	26	397,216	332,798	263,121	365,327
			797,216	732,798	663,121	765,327
少數股東權益	Minority Interests		111,285	91,804	-	-
非流動負債	Non-Current Liabilities					
超過一年內到期之銀行貸款	Bank borrowings - amount due after one year	24	13,699	15,338	13,699	15,338
			922,200	839,940	676,820	780,665

第42至85頁的財務報表於二零零二年四月十八日獲董事會批准及授權公佈，並由下列董事代表簽署：

The financial statements on pages 42 to 85 were approved and authorised for issue by the Board of Directors on 18 April 2002 and are signed on its behalf by:

徐名文
董事

郭愛清
董事

Xu Mingman
DIRECTOR

Kuo Aiching
DIRECTOR

綜合已確認損益表

(按香港公認會計準則編制)截至二零零一年十二月三十一日止年度
(Prepared under Accounting Principles Generally Accepted in Hong Kong) For the Year Ended 31 December 2001

		二零零一年 2001 **人民幣千元** *RMB'000*	二零零零年 2000 人民幣千元 *RMB'000*
本年度溢利(虧損)及已確認損益淨額	Net profit (loss) and total recognised gains and losses for the year	64,418	(78,149)
因調整附屬公司投資成本而作出之調整	*Adjustment on investment* cost in a subsidiary	-	(1,796)
收購聯營公司權益所產生的商譽	Goodwill arising on acquisition of an associate	-	(881)
		64,418	(80,826)

綜合現金流量表

		附註 NOTES	二零零一年 2001 人民幣千元 *RMB'000*	二零零零年 2000 人民幣千元 *RMB'000*
經營業務淨現金流入	NET CASH INFLOW FROM OPERATING ACTIVITIES	27	88,204	32,309
投資回報與融資償還	RETURNS ON INVESTMENTS AND SERVICING OF FINANCE			
已付利息	Interest paid		(13,578)	(12,194)
已付少數股東股息	Dividends paid to minority shareholders		(5,344)	(6,658)
已收利息	Interest received		5,120	8,844
投資回報及融資償還的淨現金流出	NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE		(13,802)	(10,008)
稅項	TAXATION			
已繳中國所得稅	PRC income tax paid		(8,670)	(24,857)
投資活動	INVESTING ACTIVITIES			
超過三個月到期之銀行定期存款(增加)減少	(Increase) decrease in bank deposits with maturity more than three months		(69,398)	31,138
在建工程增加	Additions to construction in progress		(21,560)	(14,024)
增購聯營公司之投資	Additions to investments in associates		(4,740)	(1,000)
購置物業，廠房及設備	Purchase of property, plant and equipment		(4,607)	(769)
專項存款增加	Increase in designated bank deposits		(3,485)	(5,730)
出售國庫券收入	Proceeds from disposals of PRC government bonds		45,759	-
出售物業，廠房及設備收入	Proceeds from disposal of property, plant and equipment		2,351	-
購買國庫券	Purchase of PRC government bonds		-	(14,681)
調整附屬公司之投資成本	Adjustment on investment cost in a subsidiary		-	(1,796)
長期應收款項減少	Amounts repaid by long-term receivables		-	118
投資活動淨現金流出	NET CASH OUTFLOW FROM INVESTING ACTIVITIES		(55,680)	(6,744)
融資前淨現金流入(流出)	NET CASH INFLOW (OUTFLOW) BEFORE FINANCING ACTIVITIES CARRIED FORWARD		10,052	(9,300)

		附註 NOTES	二零零一年 2001 人民幣千元 RMB'000	二零零零年 2000 人民幣千元 RMB'000
融資前淨現金流入(流出)	NET CASH INFLOW (OUTFLOW) BEFORE FINANCING ACTIVITIES BROUGHT FORWARD		10,052	(9,300)
融資	FINANCING ACTIVITIES	28		
銀行貸款之增加	New bank borrowings raised		238,400	323,200
償還銀行貸款	Repayments of bank borrowings		(222,648)	(292,142)
融資所得淨現金流入	NET CASH INFLOW FROM FINANCING ACTIVITIES		15,752	31,058
現金及現金等值項目增加	INCREASE IN CASH AND CASH EQUIVALENTS		25,804	21,758
年初現金及現金等值項目	CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		117,810	96,052
年末現金及現金等值項目	CASH AND CASH EQUIVALENTS AT END OF THE YEAR		143,614	117,810
現金及現金等值項目結餘分析：	ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS			
抵押予銀行存款	Pledged bank deposits		14,788	14,788
現金及銀行款結餘	Bank balances and cash		237,881	139,194
減：超過三個月到期之銀行存款	Less: Bank deposits with maturity more than three months		(95,398)	(26,000)
由職工集資興建職工宿舍的銀行專項存款	Designated bank deposits for contribution from staff for development of staff quarters		(13,657)	(10,172)
			143,614	117,810

1. 簡介

本公司於一九九四年十月一日在中華人民共和國（「中國」）註冊成立。本公司之最終控股公司為中國普天信息產業集團公司（「中國普天公司」），該公司乃在中國成立的國有機構。

本公司之股本於一九九四年十二月十三日在香港聯合交易所有限公司掛牌（「HKSE」）上市。

本公司及其附屬公司（合稱（「本集團」）主要業務為生產及銷售各類通訊電纜（包括不同類型的銅纜及光纜）、光纖、電纜套管、制造電纜使用的設備、生產配件及材料等。

本公司也為一投資控股公司。

本公司之附屬公司資料載於附註16。

1. GENERAL

The Company was incorporated in the People's Republic of China (the "PRC") with limited liability on 1 October 1994. Its ultimate holding company is CHINA PUTIAN CORPORATION ("CHINA PUTIAN"), a State-owned entity established in the PRC.

The Company's shares have been listed on The Stock Exchange of Hong Kong Limited ("HKSE") since 13 December 1994.

The Company and its subsidiaries (hereinafter collectively referred to as the "Group") are principally engaged in the manufacture and sale of various types of telecommunications cables (including different types of copper cables and optical fibre cables), optical fibres, cable joining sleeves, as well as equipment, manufacturing parts and materials for the production of cables.

The Company also acts as an investment holding company.

The principal activities of its subsidiaries are set out in note 16.

2. 採納會計實務準則

於本年度，本集團首次採納若干由香港會計師公會頒佈之全新及經修訂之會計實務準則（「會計實務準則」）。採納該等準則導致本集團之會計政策出現一系列轉變。經修訂之會計政策載於附註3。此外，全新及經修訂之準則引入其他及經修訂之披露規定（已於該等財務報表中採用）。去年之比較數字經已重列，以達致一致之呈報方式。

採納該等全新及經修訂之準則導致本集團之會計政策出現下列轉變，影響本期間或過去期間所申報之數字。

2. ADOPTION OF STATEMENTS OF STANDARD ACCOUNTING PRACTICE

In the current year, the Group has adopted, for the first time, a number of new and revised Statements of Standard Accounting Practice ("SSAP"s) issued by the Hong Kong Society of Accountants ("HKSA"). Adoption of these SSAPs has led to a number of changes in the Group's accounting policies. The revised accounting policies are set out in note 3. In addition, the new and revised SSAPs have introduced additional and revised disclosure requirements which have been adopted in these financial statements. Comparative amounts for the prior year have been restated in order to achieve a consistent presentation.

The adoption of these new and revised SSAPs has resulted in the following changes to the Group's accounting policies that have affected the amounts reported for the current or prior periods.

2. 採納會計實務準則 *(續)*

商譽

於本期間，本集團已採用會計實務準則第30號「業務合併」並選擇不重新列算於過往已作撤銷或撥入在儲備中的商譽。因此，於二零零一年一月一日前因購入而產生的商譽已撥入儲備內，並將會計提在損益表當出售相關的附屬公司或聯營公司，又或者當商譽已減值。而於二零零一年一月一日前因收購而產生的負商譽，當在出售相關附屬公司或聯營公司時撤銷於損益表中。

於二零零一年一月一日後因收購而產生的商譽將會資本化並按其估計使用年限以直線法基準攤銷。於二零零一年一月一日後因收購而產生的負商譽則對沖減資產並按分析現有餘額的情況納入損益表中。

分析報告

於本期間，本集團已更改分析報告的基準並按會計實務準則第26號「分析報告」中的規定披露。截至二零零零年十二月三十一日止年度的分析披露已被重新修訂並使能達致一致性的基準。

3. 主要會計政策概要

本財務報表是按歷史成本基礎編製，並就重估證券投資而修訂。

本財務報表是依據香港公認會計準則(「香港會計準則」)編製。所採用之主要會計政策詳列如下：

2. ADOPTION OF STATEMENTS OF STANDARD ACCOUNTING PRACTICE *(continued)*

Goodwill

In the current year, the Group has adopted SSAP 30 "Business Combinations" and has elected not to restate goodwill or negative goodwill previously eliminated against or credited, respectively, to reserves. Accordingly, goodwill arising on acquisition prior to 1 January 2001 is held in reserves and will be charged to the income statement at the time of disposal of the relevant subsidiary or associate, or at such time as the goodwill is determined to be impaired. Negative goodwill arising on acquisition prior to 1 January 2001 will be credited to the income statement at the time of disposal of the relevant subsidiary or associate.

Goodwill arising on acquisition after 1 January 2001 is capitalised and amortised over its estimated useful life on a straight line basis. Negative goodwill arising on acquisition after 1 January 2001 is presented as a deduction from assets and will be released to income statement based on an analysis of the circumstances from which the balance resulted.

Segment reporting

In the current year, the Group has changed the basis of identification of reportable segments to that required by SSAP 26 "Segment Reporting". Segment disclosures for the year ended 31 December 2000 have been amended so that they are presented on a consistent basis.

3. PRINCIPAL ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention, as modified for the revaluation of certain investments in securities.

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong ("HKGAAP"). The principal accounting policies adopted are as follows:

3. 主要會計政策概要 *(續)*

綜合帳目基準

綜合財務報表包括本公司及其附屬公司每年截至十二月三十一日止的財務報表。

對於本年購入或售出的附屬公司，其業績會分別由購入有效日期起或截至出售有效日期止計入綜合損益表內。

集團內各公司間的重要交易及結餘會於編製綜合帳目時抵銷。

商譽

合併產生的商譽，指購買成本超出集團在該附屬公司或聯營公司的可辨認資產和負債在購買日的公允價值中所佔份額的部份。

於二零零一年一月一日前因購入而產生的商譽已撥入儲備內，並當出售相關的附屬公司或聯營公司時計提於損益表中，又或者當商譽已減值。

於二零零一年一月一日後因收購而產生的商譽將會資本化並按其估計使用年限以直線法攤銷。購買聯營公司產生的商譽會包括在聯營公司投資的賬面金額內。購買附屬公司產生的商譽會在資產負債表中單獨列示。

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31 December each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances between group enterprises are eliminated on consolidation.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition.

Goodwill arising on acquisition prior to 1 January 2001 continues to be held in reserves, and will be charged to the income statement at the time of disposal of the relevant subsidiary or associate, or at such time as the goodwill is determined to be impaired.

Goodwill arising on acquisition after 1 January 2001 is capitalised and amortised on a straight line basis over its useful economic life. Goodwill arising on the acquisition of an associate is included within the carrying amount of the associate. Goodwill arising on the acquisition of a subsidiary is presented separately in the balance sheet.

3. 主要會計政策概要 *(續)*

負商譽

負商譽乃指本集團於收購附屬公司或聯營公司之應佔可辨認資產及負債之公允價值超逾收購成本之差額。

於二零零一年一月一日前因收購而產生的負商譽已撥入儲備內，並當出售相關的附屬公司或聯營公司時撥回於收入中。

於二零零一年一月一日後因收購而產生的負商譽乃列為從資產中扣除之項目，並按分析現有餘額的情況納入損益表內。

倘負商譽來自於收購日期預期產生之虧損或開支，則於該等虧損或開支產生之期間撥入損益表。餘下之負商譽則以直線法按所購入可辨認應計折舊資產之餘下平均可用年期確認為收入。倘該等負商譽超過所購入可辨認非貨幣資產之公允價值總額，則即時確認為收入。

收購聯營公司產生之負商譽，乃從該聯營公司之帳面值扣除。收購附屬公司產生之負商譽則於資產負債表中單獨列為沖減資產之項目。

附屬公司之投資

附屬公司之投資乃按成本值減任何可辨認減值虧損列入本公司之資產負債表內。

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

Negative goodwill

Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition over the cost of acquisition.

Negative goodwill arising on the acquisition prior to 1 January 2001 continues to be held in reserves and will be credited to income at the time of disposal of the relevant subsidiary or associate.

Negative goodwill arising on the acquisition after 1 January 2001 is presented as deduction from assets and will be released to the income statement based on an analysis of the circumstances from which the balance resulted.

To the extent that the negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income statement in the period in which those losses or expenses arise. The remaining negative goodwill is recognised as income on a straight line basis over the remaining average useful life of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised in income immediately.

Negative goodwill arising on the acquisition of an associate is deducted from the carrying value of that associate. Negative goodwill arising on the acquisition of a subsidiary is presented separately in the balance sheet as a deduction from assets.

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

3. 主要會計政策概要 *(續)*

聯營公司權益

綜合損益表包括本集團於年內應佔其聯營公司之收購後業績。於綜合資產負債表中，聯營公司權益乃按本集團應佔聯營公司之資產淨值減任何可辨認減值虧損列帳。

本公司按本年內已收及應收之股息計算聯營公司業績。於本公司之資產負債表中，聯營公司投資乃按成本減任何可辨認減值虧損列帳。

收入確認

當銷售在付貨予買方，其主要風險及所有權轉移後，即予確認。

利息收入乃跟據未償還本金及適用利率按權責發生制確認入帳。

技術轉讓費及管理收入於服務提供後確認。

投資所得股息收入於本集團收取款項的權利確立時確認。

外幣兌換

本公司及其於中國的附屬公司的賬目是以人民幣入帳。至於以人民幣以外的貨幣計算的交易，乃按交易當日中國人民銀行(「人民銀行」)所報的適用嘅率兌換為人民幣。以其他貨幣為單位的貨幣資產及負債，是按於報告期終結日有效的適用人民銀行嘅率再兌換為人民幣。因於交易日期後嘅率變動而引致以人民幣以外的貨幣為單位的貨幣資產及負債出現其他嘅兌差額，已列入當期損益表內。

有關在建工程借款的外匯換算差額，除了是因與利率相關而導致的換算差額會於該期間作資本化處理。嘅兌損益(已資本化者除外)已計入當期損益表內。

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

Interests in associates

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates less any identified impairment loss.

The results of associates are accounted for by the Company on the basis of dividends received and receivable during the year. In the Company's balance sheet, investments in associates are stated at cost, as reduced by any identified impairment loss.

Revenue recognition

Sales of goods are recognised when goods are delivered and title has been passed to the customers.

Interest income is accrued on a time basis by reference to the principal outstanding and at the interest rates applicable.

Technology transfer fees and management fees are recognised when services are provided.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Foreign currencies

The Company and its subsidiaries in the PRC maintain their books and records in Renminbi ("RMB"). Transactions denominated in currencies other than RMB are translated into RMB at the rates quoted by The People's Bank of China ("PBOC") ruling on the dates of the transactions. Monetary assets and liabilities denominated in currencies other than RMB are re-translated into RMB at the applicable PBOC rates ruling on the balance sheet date. Profits and losses arising on exchange are dealt with in the income statement.

Foreign currency translation differences relating to borrowed funds, to the extent that they are adjustments to the interest costs of funds used to finance the construction of qualifying assets, are capitalised during the period of construction. Exchange differences arising other than those capitalised in line with the Group's accounting policy are included in the income statement.

3. 主要會計政策概要 *(續)*

借貸成本

與收購、建造或生產合資格資產直接有關的借貸成本均撥作為該等資產之成本的一部份。在該等資產基本上已全部完成並可作擬定用途或可供出售時，則停止將有關借貸成本資本化。

所有其他借貸成本均於其產生期間確認為費用。

退休福利計劃

本集團之退休福利計劃之供款金額已於損益表內扣除。

稅項

稅項根據本年度業績計算，並經就毋須課稅或可剔除的項目作出調整。時差因在不同會計期間就稅務確認若干收支項目及在財務報表中確認該等項目而產生。時差稅務影響採用負債法就可見將來可能出現的負債或資產在財務報表中確認作遞延稅項。

在建工程

在建工程為正在施工或安裝中的建築物及機器，它們均以成本減任何可辨認減值虧損列帳。這些成本包括建築、安裝及測試之直接成本及有關借款在建設或安裝期間發生的利息支出和與利息有關的嘅兑差額。在建工程於能夠可投入生產時，則轉入物業、廠房及設備。

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognised as expenses in the period in which they are incurred.

Retirement benefit schemes

The retirement benefit costs charged to the income statement represent the Group's contributions payable in respect of the current year to the retirement funds scheme.

Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial statements. The tax effect of the resulting timing differences, computed using the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will crystallise in the foreseeable future.

Construction in progress

Construction in progress represents buildings and machinery under construction or installation and is stated at cost, less any identified impairment losses. Cost comprises direct costs of construction, installation and testing and borrowing costs capitalised in accordance with the Group's accounting policy. Upon completion of construction, the relevant costs are transferred to appropriate categories of property, plant and equipment when they are ready for use.

3. 主要會計政策概要(續)

物業、廠房及設備

物業、廠房及設備，不包括在建工程，乃按其成本值減折舊，攤銷及累計減值虧損列帳。

土地使用權按成本值減攤銷及累計減值虧損列帳。土地使用權攤銷計算方法乃就土地租約年期或合資公司的年期兩者中較短期者為準，按直線法基準撇銷原值。

當在建工程可作其擬定用途時，才會以其他物業資產為基礎開始計提折舊。

物業、廠房及設備，不包括在建工程，乃按其預計的使用年限，以直線法扣除估計餘額及下列比率將其成本計提折舊：

建築物	2.7% - 6.5%
廠房、機器及設備	7.5% - 20%
汽車	10.8% - 20%

因物業、廠房及設備的出售或報廢而得的利益或虧損是按銷售所得及資產的帳面金額的差額確定，並於損益表中確認為收入。

減值

於各個結算日，本集團會審核其有形及無形資產之帳面值，以釐定該等資產是否出現減值虧損之券象象。倘資產之可收回金額估計將低於其帳面值，則將該資產之帳面值減至其可收回金額。有關減值虧損則即時確認為支出。

倘減值虧損其後撥回，則有關資產之帳面值會增至其估計之可收回金額，惟已增加之帳面值不得超過假設有關資產於過往年度並無確認減值虧損而釐定之帳面值。減值虧損撥回會即時確認為收入。

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

Property, plant and equipment

Property, plant and equipment, other than construction in progress, are stated at cost less depreciation and amortisation and accumulated impairment losses.

Land use rights are stated in the balance sheet date at cost less amortisation and accumulated impairment losses. The value of land use rights is amortised on a straight line basis over the period of the land use rights or the term of the respective enterprise to which the land use rights are granted, whichever is the shorter.

No depreciation or amortisation is provided on construction in progress until the asset is completed and put into use.

Depreciation and amortisation are provided to write off the cost of other items of property, plant and equipment, other than construction in progress, over their estimated useful lives and after taking into account their estimated residual values, using the straight line method, at the following rates:

Buildings	2.7% - 6.5%
Plant, machinery and equipment	7.5% - 20%
Motor vehicles	10.8% - 20%

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined as no impairment loss had been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

3. 主要會計政策概要 *(續)*

存貨

除配件及耗用品外，存貨以成本及可變現淨值兩者孰低者列帳。成本包括直接材料、如適用包括直接工資及令存貨達致現時工序和狀況的生產費用。成本乃按加權平均的基準計入各產品項目。可變現淨值為預期售價減去預期產品製成所需的未來生產成本及有關推廣、銷售及分銷費用。

配件及耗用品按成本減除作廢的準備後列值並使用時納入損益表中。

證券的投資

證券投資會按交易日作為基準予以確認，而期初則會以成本計量。

除了持有至到期日的債券外，投資證券均在往後的結算日以公允價值計算。

對於作交易用途而持有的證券，其未實現的損益會計入該年度淨損益內。至於其他證券，未實現的損益會計入股東權益內。直至將證券出售或確定發生減值時所累計的未實現損益則會計入該年度損益內。

營業額

營業額乃按本集團售予外間客戶貨品發票值，並已扣除折扣、退貨及銷售税計算。

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

Inventories

Inventories, other than spare parts and consumables, are stated at the lower of cost and net realisable value. Cost comprises direct materials and, where applicable, direct labour costs and those overhead that have been incurred in bringing the inventories to their present location and condition. Cost is calculated on a weighted average basis. Net realisable value represents the estimated selling price in the ordinary course of business less all estimated costs to completion and costs to be incurred in marketing, selling and distribution.

Spare parts and consumables are stated at cost less provision for obsolescence and are charged to the income statement when consumed.

Investments in securities

Investments in securities are recognised on a trade-date basis and are initially measured at cost.

All investment other than held-to-maturity debt securities are measured at subsequent reporting dates at fair value.

Where securities are held for trading purposes, unrealised gains and losses are included in net profit or loss for the period. For non-trading securities, unrealised gains and losses are recognised directly in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss privilege recognised in equity is included in net profit or loss for the period.

Turnover

Turnover represents the invoiced value of goods sold by the Group to outside customers and is stated net of trade discounts, returns and sales taxes.

4. 業務分析

由於管理上理由，本集團現時主要由三項業務分析組成，生產銅纜及相關產品，光纖產品及電纜套管及相關產品。此等業務為本集團呈報資料之基礎。

4. BUSINESS SEGMENT

For management purposes, the Group is currently organised into three main operating segments, manufacture of copper cable and related products, optical fibre products and cable joining sleeves and related products. These divisions are the basis on which the Group reports its primary segment information.

截至二零零一年十二月三十一日止年度
For the year ended 31 December 2001

		生產銅纜及相關產品 Manufacture of copper cable and related products 人民幣千元 RMB'000	生產光纖產品 Manufacture of optical fibre products 人民幣千元 RMB'000	生產電纜套管及相關產品 Manufacture of cable joining sleeves and related products 人民幣千元 RMB'000	其他業務 Other operations 人民幣千元 RMB'000	抵銷數 Elimination 人民幣千元 RMB'000	合併數 Consolidated 人民幣千元 RMB'000
業務收入	SEGMENT REVENUE						
對外銷售	External sales	314,976	178,944	66,446	25,077	-	585,443
內部銷售	Inter-segment sales	4,796	2,002	1,126	344	(8,268)	-
總收入	Total revenue	319,772	180,946	67,572	25,421	(8,268)	585,443
業務結果	SEGMENT RESULT	(105,945)	62,327	20,835	1,446	-	(21,337)
未攤分集團費用	Unallocated corporate expenses						(3,009)
未攤分其他收入	Unallocated other revenue						19,459
經營虧損	Loss from operations						(4,887)
財務費用	Finance costs						(12,854)
投資收入	Investment income						3,622
應佔聯營公司業績	Share of results of associates	1,961	124,772	-	(6,036)	-	120,697
稅前溢利	Profit before taxation						106,578
所得稅	Taxation						(17,335)
除少數股東權益前溢利	Profit before minority interests						89,243

內部銷售以現行市場價格計算

Inter-segment sales are charged at prevailing market prices.

4. 業務分析 *(續)*

4. BUSINESS SEGMENT *(continued)*

於二零零一年十二月三十一日
As at 31 December 2001

		生產銅纜及相關產品 Manufacture of copper cable and related products 人民幣千元 *RMB'000*	生產光纖產品 Manufacture of optical fibre products 人民幣千元 *RMB'000*	生產電纜套管及相關產品 Manufacture of cable joining sleeves and related products 人民幣千元 *RMB'000*	其他業務 Other operations 人民幣千元 *RMB'000*	合併數 Consolidated 人民幣千元 *RMB'000*
資產	ASSETS					
業務資產	Segment assets	714,525	123,949	112,686	88,755	1,039,915
聯營公司權益	Interests in associates	20,051	213,750	-	13,419	247,220
合併總資產	Consolidated total assets	734,576	337,699	112,686	102,174	1,287,135
負債	LIABILITIES					
業務負債（除少數股東權益）	Segment liabilities (excluding minority interests)	299,257	27,013	24,169	28,195	378,634

截至二零零一年十二月三十一日止年度
For the year ended 31 December 2001

		生產銅纜及相關產品 Manufacture of copper cable and related products 人民幣千元 *RMB'000*	生產光纖產品 Manufacture of optical fibre products 人民幣千元 *RMB'000*	生產電纜套管及相關產品 Manufacture of cable joining sleeves and related products 人民幣千元 *RMB'000*	其他業務 Other operations 人民幣千元 *RMB'000*	合併數 Consolidated 人民幣千元 *RMB'000*
資本增加	Capital additions	18,563	5,958	425	9	24,955
折舊及攤銷	Depreciation and amortisation	33,724	4,314	4,775	3,281	46,094
於損益表內確認之減值虧損	Impairment losses recognised in income statement	37,313	6,545	-	-	43,858

4. 業務分析 *(續)*

4. **BUSINESS SEGMENT** *(continued)*

截至二零零零年十二月三十一日止年度
For the year ended 31 December 2000

		生產銅纜及相關產品 Manufacture of copper cable and related products 人民幣千元 *RMB'000*	生產光纖產品 Manufacture of optical fibre products 人民幣千元 *RMB'000*	生產電纜套管及相關產品 Manufacture of cable joining sleeves and related products 人民幣千元 *RMB'000*	其他業務 Other operations 人民幣千元 *RMB'000*	抵銷數 Elimination 人民幣千元 *RMB'000*	合併數 Consolidated 人民幣千元 *RMB'000*
業務收入	SEGMENT REVENUE						
對外銷售	External sales	353,563	80,404	75,827	14,717	-	524,511
內部銷售	Inter-segment sales	3,425	29	-	496	(3,950)	-
總收入	Total revenue	356,988	80,433	75,827	15,213	(3,950)	524,511
業務結果	SEGMENT RESULT	(114,247)	20,041	3,483	(1,553)	-	(92,276)
未攤分集團費用	Unallocated corporate expenses						(6,307)
未攤分其他收入	Unallocated other revenue						31,534
經營虧損	Loss from operations						(67,049)
財務費用	Finance costs						(11,391)
投資收入	Investment income						4,966
應佔聯營公司業績	Share of results of associates	955	16,480	-	(2,529)	-	14,906
稅前虧損	Loss before taxation						(58,568)
所得稅	Taxation						(10,837)
除少數股東權益前虧損	Loss before minority interests						(69,405)

內部銷售以現行市場價格計算

Inter-segment sales are charged at prevailing market prices.

4. 業務分析 *(續)*

4. BUSINESS SEGMENT *(continued)*

於二零零零年十二月三十一日
As at 31 December 2000

		生產銅纜及相關產品 Manufacture of copper cable and related products 人民幣千元 *RMB'000*	生產光纖產品 Manufacture of optical fibre products 人民幣千元 *RMB'000*	生產電纜套管及相關產品 Manufacture of cable joining sleeves and related products 人民幣千元 *RMB'000*	其他業務 Other operations 人民幣千元 *RMB'000*	合併數 Consolidated 人民幣千元 *RMB'000*
資產	ASSETS					
業務資產	Segment assets	758,559	69,104	125,221	79,149	1,032,033
聯營公司權益	Interests in associates	18,399	98,478	-	14,733	131,610
合併總資產	Consolidated total assets	776,958	167,582	125,221	93,882	1,163,643
負債	LIABILITIES					
業務負債(除少數股東權益)	Segment liabilities (excluding minority interests)	248,562	33,855	36,556	20,068	339,041

截至二零零零年十二月三十一日止年度
For the year ended 31 December 2000

		生產銅纜及相關產品 Manufacture of copper cable and related products 人民幣千元 *RMB'000*	生產光纖產品 Manufacture of optical fibre products 人民幣千元 *RMB'000*	生產電纜套管及相關產品 Manufacture of cable joining sleeves and related products 人民幣千元 *RMB'000*	其他業務 Other operations 人民幣千元 *RMB'000*	合併數 Consolidated 人民幣千元 *RMB'000*
資本增加	Capital additions	11,959	594	1,389	168	14,110
折舊及攤銷	Depreciation and amortisation	34,618	3,824	5,415	3,096	46,953

截至二零零一年及二零零零年十二月三十一日止年度，本集團之所有業務均在中國進行，本集團之所有營業額及經營業績均於中國所獲得。

For the years ended 31 December 2001 and 2000, all activities of the Group were based in the PRC and all of the Group's turnover and results from operations were derived from the PRC.

5. 其他收入 / 5. OTHER REVENUE

		本集團 THE GROUP 二零零一年 2001 人民幣千元 *RMB'000*	二零零零年 2000 人民幣千元 *RMB'000*
其他收入包括下列各項：	Included in other revenue are the following:		
銀行利息收入	Bank interest income	3,465	3,744
技術轉讓費	Technology transfer fee	1,083	2,908
管理費	Management fee	1,242	1,242

6. 物業、廠房及設備減值虧損 / 6. IMPAIRMENT LOSSES ON PROPERTY, PLANT AND EQUIPMENT

於本年度內，本公司董事已審核本集團的資產帳面值。基於現今市場環境及現存生產計劃，董事認為若干已閒置的廠房、機器及設備帳面總值約人民幣43,858,000元於年結日當天的可收回金額很少，因此已把全數減值虧損確認於本年度綜合損益表中。

During the year, the directors of the Company reviewed the carrying amounts of the assets of the Group. In light of the current market conditions and the existing production plan, the directors identified certain idle plant, machinery and equipment, with an aggregate carrying amount of RMB43,858,000, and which were considered to have a negligible recoverable amount as at the balance sheet date. Accordingly, the whole amount has been recognised in the consolidated income statement as impairment losses for the current year.

7. 經營虧損 7. LOSS FROM OPERATIONS

		本集團 THE GROUP	
		二零零一年 **2001** ***人民幣千元*** ***RMB'000***	二零零零年 2000 *人民幣千元* *RMB'000*
經營虧損已扣除下列各項：	Loss from operations has been arrived at after charging:		
其他存款壞帳計提(附註22)	Allowance for other deposit (note 22)	-	30,000
遞延增值稅攤銷	Amortisation of deferred value added tax	-	37
核數師酬金	Auditors' remuneration	1,350	1,216
物業、廠房及設備折舊及攤銷	Depreciation and amortisation of property, plant and equipment	46,094	46,953
非上市證券之未變現虧損	Unrealised loss on unlisted equity securities	5,035	130
職工成本(包括退休福利計劃及董事酬金(附註8))	Staff costs (including retirement benefits costs and directors' remuneration (note 8))	52,376	40,809
及計入下列各項：	and after crediting:		
匯兌盈利	Exchange gain	2,654	1,541
減：包括於在建工程的資本化金額	Less: Amount capitalised in respect of construction in progress	(1,936)	(1,486)
		718	55

8. 董事及五位高薪僱員酬金

8. REMUNERATION OF DIRECTORS AND FIVE HIGHEST PAID INDIVIDUALS

(a) 董事酬金：

(a) Directors' remuneration:

		本集團 THE GROUP 二零零一年 2001 人民幣千元 *RMB'000*	二零零零年 2000 人民幣千元 *RMB'000*
董事袍金	Directors' fees		
- 執行董事	- executive directors	-	-
- 非執行董事	- non-executive directors	-	-
其他酬金	Other emoluments		
- 基本薪金及津貼	- basic salaries and allowances		
- 執行董事	- executive directors	95	99
- 非執行董事	- non-executive directors	-	-
- 紅利	- bonus		
- 執行董事	- executive directors	7	13
- 非執行董事	- non-executive directors	-	-
- 退休福利金	- pension scheme contributions		
- 執行董事	- executive directors	6	3
- 非執行董事	- non-executive directors	-	-
		108	115

本集團董事(包括非執行董事)個別的總酬金於二零零一年及二零零零年十二月三十一日止年度均不超過港幣一百萬元。

The aggregate remuneration of each of the directors (including non-executive directors) of the Group during the years ended 31 December 2001 and 2000 was within the emoluments band ranging from nil to HK$ 1,000,000.

截至二零零一年及二零零零年十二月三十一日止年度，沒有董事放棄薪酬。

No director had waived any emoluments for the years ended 31 December 2001 and 2000.

(b) 五名最高薪僱員

(b) The five highest paid employees

本年度內，五名最高薪僱員並無包括任何董事(二零零零年：5名董事)。每位最高薪僱員個別的總酬金均不超過港幣一百萬元。本年度付予該等僱員的金額為人民幣1,013,000元(二零零零年：無)。

During the year, the five highest paid individuals do not include any directors (2000: five directors). The aggregate remuneration of each of the highest paid individual was within the emoluments band ranging from nil to HK$1,000,000. The amount paid to these individuals for the current year was RMB1,013,000 (2000: Nil).

9. 財務費用 9. FINANCE COSTS

		本集團 THE GROUP	
		二零零一年 2001 人民幣千元 RMB'000	二零零零年 2000 人民幣千元 RMB'000
財務費用包括下列各項：	Included in finance costs are the following:		
須於五年內全數償還的銀行貸款利息	Interest on bank borrowings wholly repayable within five years	12,854	11,391
不須於五年內償還的銀行貸款利息	Interest on bank borrowings not wholly repayable within five years	724	803
		13,578	12,194
減：包括於在建工程的資本化金額	Less: Amount capitalised in respect of construction in progress	(724)	(803)
		12,854	11,391

於在建工程之資本化利息人民幣724,000元（二零零零年：人民幣803,000元）乃由本集團為一條生產線借貸利息之資本化。

Borrowing costs of RMB724,000 (2000: RMB803,000) during the year arising from the Group's borrowings for financing a production line were capitalised in respect of construction in progress.

10. 投資收入 10. INVESTMENT INCOME

		本集團 THE GROUP	
		二零零一年 2001 人民幣千元 RMB'000	二零零零年 2000 人民幣千元 RMB'000
投資收入包括下列各項：	Included in investment income are the following:		
在中國上市的國庫券利息收入	Interest on listed PRC government bonds	1,655	5,100
在中國上市的國庫券已變現盈利	Realised gain on listed PRC government bonds	1,122	-
在中國上市的國庫券未變現虧損	Unrealised loss on listed PRC government bonds	-	(263)

11. 所得稅 / 11. TAXATION

		本集團 THE GROUP	
		二零零一年 2001 人民幣千元 *RMB'000*	二零零零年 2000 人民幣千元 *RMB'000*
所得稅包括：	The taxation charge comprises:		
中國所得稅	PRC income tax		
本年撥備	Provided for the year	7,455	8,968
往年度撥備不足	Underprovision in prior years	53	-
本公司及附屬公司應佔稅項	Taxation attributable to the Company and subsidiaries	7,508	8,968
聯營公司應佔稅項	Share of taxation of associates		
中國所得稅	PRC income tax	9,827	1,869
		17,335	10,837

中國所得稅是根據各公司應課稅溢利按有關稅率計算。

Income tax in the PRC has been provided at the prevailing rates on the estimated assessable profit applicable to each individual company within the Group in the PRC.

由於本集團的收益均不在香港獲得或產生，故並無對香港所得稅作出任何稅項準備。

No provision for Hong Kong Profits Tax has been made in the financial statements as the Group's income neither arises in, nor is derived from, Hong Kong.

本集團及本公司因沒有重大遞延稅項負債故並無作出準備。

The Group and the Company did not have any significant unprovided deferred taxation for the year or at the balance sheet date.

12. 本年度溢利(虧損)淨額 / 12. NET PROFIT (LOSS) FOR THE YEAR

本集團在本年度溢利淨額人民幣64,418,000元(二零零零年：虧損淨額人民幣78,149,000元)中，虧損人民幣102,206,000元(二零零零年：虧損人民幣87,131,000元)已計入本公司財務報告內。

Of the Group's net profit for the year of RMB64,418,000 (2000: a net loss for the year of RMB78,149,000), a loss of RMB102,206,000 (2000: a loss of RMB87,131,000) has been dealt with in the financial statements of the Company.

13. 每股基本溢利(虧損)

每股基本溢利(虧損)乃根據本年度溢利淨額人民幣64,418,000元(二零零零年:虧損淨額人民幣78,149,000元)及年內已發行400,000,000股(二零零零年:400,000,000股)計算。

13. BASIC EARNINGS (LOSS) PER SHARE

The calculation of basic earnings (loss) per share is based on the net profit for the year of RMB64,418,000 (2000: a net loss of RMB78,149,000) and on 400,000,000 (2000: 400,000,000) shares in issue during the year.

14. 物業、廠房及設備

14. 物業、廠房及設備 *(續)*

14. PROPERTY, PLANT AND EQUIPMENT

		中期土地使用權 Medium-term land use rights 人民幣千元 *RMB'000*	建築物 Buildings 人民幣千元 *RMB'000*	廠房、機器及設備 Plant, machinery and equipment 人民幣千元 *RMB'000*	汽車 Motor vehicles 人民幣千元 *RMB'000*	總計 Total 人民幣千元 *RMB'000*
本集團	THE GROUP					
成本	COST					
於二零零一年一月一日結餘	At 1 January 2001	94,640	143,240	395,122	12,793	645,795
購置	Additions	-	12	3,386	1,209	4,607
由在建工程轉入	Transfer from construction in progress	-	-	12,963	-	12,963
出售	Disposals	-	(1,050)	(3,365)	(2,624)	(7,039)
於二零零一年十二月三十一日結餘	At 31 December 2001	94,640	142,202	408,106	11,378	656,326
折舊、攤銷及減值	DEPRECIATION AND AMORTISATION/ IMPAIRMENT					
於二零零一年一月一日結餘	At 1 January 2001	13,297	32,344	204,581	6,929	257,151
本年度折舊	Provided for the year	2,197	4,969	37,720	1,208	46,094
出售撥回	Eliminated on disposals	-	(549)	(1,919)	(1,508)	(3,976)
於損益表內已確認減值虧損	Impairment loss recognised in the income statement	-	-	43,858	-	43,858
於二零零一年十二月三十一日結餘	At 31 December 2001	15,494	36,764	284,240	6,629	343,127
帳面淨值	NET BOOK VALUES					
於二零零一年十二月三十一日	At 31 December 2001	79,146	105,438	123,866	4,749	313,199
於二零零零年十二月三十一日	At 31 December 2000	81,343	110,896	190,541	5,864	388,644

14. PROPERTY, PLANT AND EQUIPMENT (續)

本集團及本公司所有土地及建築物

		中期土地使用權 Medium-term land use rights 人民幣千元 RMB'000	建築物 Buildings 人民幣千元 RMB'000	廠房、機器及設備 Plant, machinery and equipment 人民幣千元 RMB'000	汽車 Motor vehicles 人民幣千元 RMB'000	總計 Total 人民幣千元 RMB'000
本公司	THE COMPANY					
成本	COST					
於二零零一年一月一日結餘	At 1 January 2001	88,375	88,278	220,582	5,547	402,782
購置	Additions	-	-	46	1,210	1,256
由在建工程轉入	Transfer from construction in progress	-	-	12,539	-	12,539
出售	Disposals	-	(1,050)	(1,897)	(2,033)	(4,980)
於二零零一年十二月三十一日結餘	At 31 December 2001	88,375	87,228	231,270	4,724	411,597
折舊、攤銷及減值	DEPRECIATION AND AMORTISATION/ IMPAIRMENT					
於二零零一年一月一日結餘	At 1 January 2001	11,007	16,737	120,620	3,875	152,239
本年度折舊	Provided for the year	1,759	3,512	19,612	610	25,493
出售撥回	Eliminated on disposal	-	(549)	(1,349)	(1,285)	(3,183)
於損益表內已確認減值虧損	Impairment loss recognised in the income statement	-	-	43,488	-	43,488
於二零零一年十二月三十一日結餘	At 31 December 2001	12,766	19,700	182,371	3,200	218,037
帳面淨值	NET BOOK VALUES					
於二零零一年十二月三十一日	At 31 December 2001	75,609	67,528	48,899	1,524	193,560
於二零零零年十二月三十一日	At 31 December 2000	77,368	71,541	99,962	1,672	250,543

均位於中國。

All the land and buildings of the Group and the Company are situated in the PRC.

15. 在建工程

15. CONSTRUCTION IN PROGRESS

本集團通過一項集資修建員工住房

		本集團 THE GROUP		本公司 THE COMPANY	
		二零零一年 2001 人民幣千元 RMB'000	二零零零年 2000 人民幣千元 RMB'000	二零零一年 2001 人民幣千元 RMB'000	二零零零年 2000 人民幣千元 RMB'000
成本	COST				
本年期初結餘	At beginning of the year	45,674	42,999	40,889	36,483
本年增加	Additions	20,348	13,341	17,279	12,558
轉至物業、廠房及設備	Transfer to property, plant and equipment	(12,963)	(10,666)	(12,539)	(6,235)
轉至附屬公司	Transfer to a subsidiary	-	-	-	(1,917)
出售	Disposals	(4,965)	-	(301)	-
本年期末結餘	At end of the year	48,094	45,674	45,328	40,889

計劃參與的職工需先付定金，該款項將會存放於銀行專項帳戶內用作修建員工住房的建設費用。當住房修建完成後，本集團將全部產權出售給員工，而所有建設費用均全數向員工收取。

The Group has introduced certain staff quarters development plans. Employees participating in the plans are required to make an initial contribution which is deposited into a designated bank account to meet the development expenditures of the staff quarters. Upon completion, the Group will dispose of the ownership rights of the staff quarters to the employees and all the development expenditure incurred will be recovered from them.

在建員工住房成本為人民幣17,797,000元（二零零零年：人民幣12,940,000元）已包括於在建工程項目內。

Included in the construction in progress is expenditure of staff quarters development amounted to RMB17,797,000 (2000: RMB12,940,000).

於資產負債表日，已收職工建房按金金額為人民幣24,977,000元（二零零零年：人民幣16,432,000元）。

At the balance sheet date, the total amount of deposits received from employees amounted to RMB24,977,000 (2000: RMB16,432,000).

於資產負債表日，本集團及本公司銀行貸款利息資本化並計入在建工程的金額為人民幣3,859,000元（二零零零年：人民幣3,135,000元）。

Included in construction in progress of the Group and the Company at the balance sheet date is interest capitalised of RMB3,859,000 (2000: RMB3,135,000).

16. 附屬公司之投資

16. INVESTMENTS IN SUBSIDIARIES

截至二零零一年十二月三十一日，

	本公司 THE COMPANY 二零零一年 2001 人民幣千元 RMB'000	二零零零年 2000 人民幣千元 RMB'000
非上市中國投資，按成本扣減已確認減值虧損 Unlisted investments in the PRC, at cost less impairment loss recognised	270,961	246,120

本公司佔有下列附屬公司的權益，而所有附屬公司都是於中國成立及運作：

Details of the Company's subsidiaries as at 31 December 2001, all of which were established and operated in the PRC, are as follows:

16. 附屬公司之投資 *(續)*

附屬公司名稱 Name of subsidiary	註冊及繳足註冊資本 Issued and fully paid-up registered share capital	本公司直接持有的註冊股本所佔權益百分比 Percentage of registered share capital directly held by the Company %	業務性質 Principal activities
郵電部成都電纜廠銷售部 Chengdu Cable Plant of the Ministry of Posts and Telecommunications Sales Division	人民幣520,000元 RMB520,000	100	零售及批發電線及電纜產品 Retail and wholesale of wires and cables
郵電部成都電纜廠供應公司 Chengdu Cable Plant of the Ministry of Posts and Telecommunications Supplies Company	人民幣2,200,000元 RMB2,200,000	100	電纜原材料及輔材料採購代理 Purchasing agent for raw materials and ancillary materials for cables

16. INVESTMENTS IN SUBSIDIARIES *(continued)*

於年結時或年中任何時間，各附屬

附屬公司名稱 Name of subsidiary	註冊及繳足註冊資本 Issued and fully paid-up registered share capital	本公司直接持有的註冊股本所佔權益百分比 Percentage of registered share capital directly held by the Company %	業務性質 Principal activities
郵電部成都電纜廠雙流熱縮制品分廠 Chengdu Cable Plant of the Ministry of Posts and Telecommunications Shuangliu Heat Shrinkable Products Sub-Plant	人民幣22,520,000元 RMB22,520,000	66.67	生產及銷售電纜套管 Manufacture and sale of cable joining sleeves
東莞CDC電纜廠有限公司(「東莞CDC」) Dongguan CDC Cable Factory Co., Ltd.("Dongguan CDC")	人民幣75,702,000元 RMB75,702,000	75	生產及銷售電纜及配件 Manufacture and sale of wires, cables and accessories
成都中住光纖有限公司 Chengdu SEI Optical Fiber Co., Ltd.	美金8,200,000元 US$8,200,000	75	生產及銷售光導纖維 Manufacture and sale of optical fibre
成都中菱無線通信電纜有限公司 Chengdu MCIL Radio Communications Cable Co., Ltd.	美金7,500,000元 US$7,500,000	70	生產及銷售供無線電通信系統使用之電纜零件及產品 Manufacture and sale of cables, parts and components for wireless telecommunications system networks

公司並無任何借貸股本。

None of the subsidiaries had any loan capital outstanding as at the end of the year or at any time during the year.

17. 聯營公司權益

17. INTERESTS IN ASSOCIATES

截至二零零一年十二月三十一日，

		本集團 THE GROUP 二零零一年 2001 人民幣千元 RMB'000	二零零零年 2000 人民幣千元 RMB'000	本公司 THE COMPANY 二零零一年 2001 人民幣千元 RMB'000	二零零零年 2000 人民幣千元 RMB'000
非上市股份，按成本扣減已確認減值虧損	Unlisted investments in the PRC, at cost less impairment loss recognised	-	-	117,306	118,637
應佔資產淨值	Share of net assets	247,220	131,610	-	-
		247,220	131,610	117,306	118,637

本集團的主要聯營公司詳情如下，而所有聯營公司都是於中國成立及運作：

Details of the Group's principal associates as at 31 December 2001, all of which were established and operated in the PRC, are as follows:

17. 聯營公司權益 *(續)*

聯營公司名稱 Name of associates	本公司直接持有註冊股本所佔權益百份比 Percentage of registered share capital directly held by the Company %	業務性質 Principal activities
郵電部成都電纜廠盤具分廠 Chengdu Cable Plant of the Ministry of Posts and Telecommunications Panjiu Sub-Plant	50	生產及銷售電纜包裝盤具 Manufacture and sale of coiling reels for storing and transporting cables
成都皮克電源有限公司 Chengdu Peak Power Sources Co., Ltd.	50	生產及銷售電力及電子產品 Manufacture and sale of electronic and electrical products
成都中康光纜有限公司(「中康光纜」) Chengdu CCS Optical Fibre Cable Co., Ltd. ("CCS")	50	生產及銷售光纜 Manufacture and sale of optical fibre cables
重慶夏查德多層電路板有限公司 Chongqing Shahzad Multi-layer PCB Co., Ltd.	46.7	生產及銷售多層電路板 Manufacture and sale of multiplayer printed circuit board

17. INTERESTS IN ASSOCIATES *(continued)*

聯營公司名稱 Name of associates	本公司直接持有註冊股本所佔權益百份比 Percentage of registered share capital directly held by the Company %	業務性質 Principal activities
成都高新電纜有限責任公司 Chengdu Gaoxin Cable Company Limited	33.14	生產及銷售電線電纜、特種電纜及其他通訊產品 Manufacture and sale of cables and wires, special cables and other telecommunications products
成都八達接插件有限公司 Chengdu Bada Connector Company Limited	30	設立、加工、生產電源插頭、視頻信號儀器、儀表插頭、及計算機專用插頭連線 Design, processing and manufacture of plugs for electrical connectors, plugs for visual frequency signal apparatus and meter and plugs with wires for calculators
四川天信CDC電纜有限公司 Sichuan Provincial Telecommunications Cable Plant	29.96	生產通信電纜及其他專業郵電產品 Manufacture of telecommunications cables and other professional telecommunications products

上表載列董事會認為對本集團業績、資產及負債有重大影響之主要聯營公司。董事會認為，如載列其他聯營公司之詳情會令篇幅過於冗長。

The above table lists the associates of the Group which, in the opinion of the directors, principally affected the results or net assets of the Group. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

以下為本集團主要聯營公司中康光纜，按其根據中國會計準則而編製之財務報表，而根據香港會計準則作出調整摘錄如下。

The following financial information in respect of CCS, a principal associate of the Group, is extracted from its audited financial statements, which are prepared under the PRC accounting standards, and adjusted to HK GAAP.

17. 聯營公司權益 *(續)*

17. INTERESTS IN ASSOCIATES *(continued)*

截至二零零一年及二零零零年十二月三十一日止年度的營業業績如下：

Operating results for the years ended 31 December 2001 and 2000:

於二零零一年及二零零零年十二月

		二零零一年 2001 人民幣千元 *RMB'000*	二零零零年 2000 人民幣千元 *RMB'000*
營業額	Turnover	1,261,472	602,818
折舊及攤銷	Depreciation and amortisation	22,019	33,828
除稅前經營溢利	Profit from ordinary activities before taxation	249,543	26,931
稅項	Taxation	18,999	669
除稅後經營溢利	Profit from ordinary activities after taxation	230,544	26,262
本集團應佔溢利	Profit attributable to the Group	115,272	13,131

三十一日的財務狀況如下：

Financial positions as at 31 December 2001 and 2000:

18. 證券投資

		二零零一年 2001 人民幣千元 *RMB'000*	二零零零年 2000 人民幣千元 *RMB'000*
總非流動資產	Total non-current assets	192,793	195,752
總流動資產	Total current assets	683,400	533,274
總負債	Total liabilities	(448,693)	(532,070)
股東權益	Shareholders' funds	427,500	196,956
本集團應佔股東權益	Shareholders' funds attributable to the Group	213,750	98,478

18. INVESTMENTS IN SECURITIES

		本集團及本公司 THE GROUP AND THE COMPANY	
		二零零一年 2001 人民幣千元 *RMB'000*	二零零零年 2000 人民幣千元 *RMB'000*
公允值：	Fair value:		
長期證券投資－非上市證券	Long-term securities - unlisted equity securities	2,763	7,798
短期證券投資－於中國上市的國庫券	Short-term securities - listed PRC government bonds	-	44,637
		2,763	52,435
於財務報表分析為：	Carrying amount analysed for reporting purposes as:		
非流動資產	Non-current assets	2,763	7,798
流動資產	Current assets	-	44,637
		2,763	52,435

19. 長期應收款項
19. LONG-TERM RECEIVABLES

		本集團 THE GROUP		本公司 THE COMPANY	
		二零零一年 2001 人民幣千元 *RMB'000*	二零零零年 2000 人民幣千元 *RMB'000*	二零零一年 2001 人民幣千元 *RMB'000*	二零零零年 2000 人民幣千元 *RMB'000*
金額包括：	The amounts represent:				
應收東莞CDC少數股東款項(下述附註)	Amounts due from minority shareholders of Dongguan CDC (note below)	23,770	23,770	16,374	16,374

附註：

此項應收款乃指貸予本公司的附屬公司東莞CDC少數股東的借款，為無抵押及免利息。

此筆應收借款並已獲得本公司最終控股公司中國普天公司作出擔保。

Note:

The amounts represent receivables due from minority shareholders of Dongguan CDC, a subsidiary of the Company, which are interest free and unsecured.

The repayment of the amounts is guaranteed by CHINA PUTIAN, the ultimate holding company of the Company.

20. 存貨

20. INVENTORIES

於資產負債表日，本集團及本公司

		本集團 THE GROUP		本公司 THE COMPANY	
		二零零一年 2001 人民幣千元 *RMB'000*	二零零零年 2000 人民幣千元 *RMB'000*	二零零一年 2001 人民幣千元 *RMB'000*	二零零零年 2000 人民幣千元 *RMB'000*
原材料	Raw materials	48,713	33,957	22,595	14,493
在製品	Work in progress	25,754	22,725	14,719	10,454
產成品	Finished goods	89,437	68,114	52,359	46,528
配件及耗用品	Spare parts and consumables	5,072	10,386	2,285	8,763
		168,976	135,182	91,958	80,238

之存貨當中包括可變現值列帳的存貨如下：

Included in the inventories of the Group and the Company at the balance sheet date which are stated at net realisable values are as follows:

21. 應收貿易賬款

		本集團 THE GROUP		本公司 THE COMPANY	
		二零零一年 2001 人民幣千元 *RMB'000*	二零零零年 2000 人民幣千元 *RMB'000*	二零零一年 2001 人民幣千元 *RMB'000*	二零零零年 2000 人民幣千元 *RMB'000*
原材料	Raw materials	14,901	15,273	9,533	14,493
在製品	Work in progress	132	-	132	-
產成品	Finished goods	61,910	60,014	53,520	46,528
配件及耗用品	Spare parts and consumables	804	-	804	-
		77,747	75,287	63,989	61,021

21. TRADE RECEIVABLES

本集團及本公司給予貿易客戶平均

		本集團 THE GROUP	
		二零零一年 2001 人民幣千元 RMB'000	二零零零年 2000 人民幣千元 RMB'000
應收貿易帳款之賬齡分析如下：	An aged analysis of trade receivables is as follows:		
九十日內	Within 90 days	107,993	63,138
九十一日至一百八十日	91 - 180 days	38,598	55,213
一百八十一日至三百六十五日	181 - 365 days	35,999	68,394
三百六十五日以上	Over 365 days	19,373	11,285
		201,963	198,030

信用限期為一百二十日。

The Group and the Company grant an average credit period of 120 days to trade customers.

22. 其他存款

22. OTHER DEPOSIT

該筆款項為數達人民幣30,000,000元

		本集團 THE GROUP		本公司 THE COMPANY	
		二零零一年 2001 人民幣千元 RMB'000	二零零零年 2000 人民幣千元 RMB'000	二零零一年 2001 人民幣千元 RMB'000	二零零零年 2000 人民幣千元 RMB'000
存於中國租賃有限公司(「中租」)之存款	Deposit placed with China Leasing Company Limited ("China Leasing")	30,000	30,000	30,000	30,000
減：壞賬計提(附註7)	Less: Allowance for irrecoverable amounts (note 7)	(30,000)	(30,000)	(30,000)	(30,000)
		-	-	-	-

的定期存款，由一九九七年七月四日存放於中租，存款年期為一年，存款年利率為7.47%。

The amount represents a time deposit of RMB30,000,000 placed with China Leasing Company Limited ("China Leasing") from 4 July, 1997 for a term of one year at interest rate of 7.47% per annum.

中租未能支付本金達人民幣30,000,000元。集團已採取法律行動控告中租，於一九九九年十二月法庭裁定中租必須償還所有本金及利息。直至本年報刊登日，中租仍無法償還本金及利息。

China Leasing was unable to repay the principal totalling RMB30,000,000. Legal action had been taken against China Leasing and judgement was obtained from the Court in the PRC in December 1999. China Leasing had to repay the principal and accrued interest. However, China Leasing has not yet repaid the principal and interest to the Group up to the date of this report.

董事會相信該項存款存在收回問題，可收回性不高，故全數於二零零零年十二月三十一日止年度的財務報表作出壞賬計提。

The board of directors consider that the recoverability of the deposit is uncertain and, accordingly, an allowance for the irrecoverable amount was recognised in the financial statements for the year ended 31 December 2000.

23. 應付貿易賬款

23. TRADE PAYABLES

24. 銀行貸款

		本集團 THE GROUP 二零零一年 2001 人民幣千元 RMB'000	二零零零年 2000 人民幣千元 RMB'000
應付貿易款賬之賬齡分析如下：	An aged analysis of trade payables is as follows:		
九十日內	Within 90 days	38,896	37,004
九十一日至一百八十日	91 - 180 days	2,258	5,996
一百八十一日至三百六十五日	181 - 365 days	534	1,114
三百六十五日以上	Over 365 days	2,031	1,581
		43,719	45,695

24. BANK BORROWINGS

25. 股本

		本集團 THE GROUP		本公司 THE COMPANY	
		二零零一年 2001 人民幣千元 RMB'000	二零零零年 2000 人民幣千元 RMB'000	二零零一年 2001 人民幣千元 RMB'000	二零零零年 2000 人民幣千元 RMB'000
銀行貸款	Bank borrowings				
抵押	Secured	52,000	23,000	-	-
無抵押	Unsecured	163,560	178,744	155,060	166,744
		215,560	201,744	155,060	166,744
銀行貸款的還款期如下：	The maturity of bank borrowings is as follows:				
即期或一年內	On demand or within one year	201,861	186,406	141,361	151,406
一年以上但不超過兩年	More than one year but not exceeding two years	961	1,006	961	1,006
兩年以上但不超過五年	More than two years but not exceeding five years	2,883	3,016	2,883	3,016
超過五年	More than five years	9,855	11,316	9,855	11,316
		215,560	201,744	155,060	166,744
減：在流動負債中一年內到期的金額	Less: Amount due within one year and shown under current liabilities	(201,861)	(186,406)	(141,361)	(151,406)
於一年後到期金額	Amount due after one year	13,699	15,338	13,699	15,338

25. SHARE CAPITAL

		二零零一年及二零零零年 2001 and 2000 股份數目 No. of shares	金額 Amount 人民幣千元 *RMB'000*
每股人民幣1元之已註冊，發行及繳足股本：	Registered, issued and fully paid-up capital of RMB1 each:		
國家擁有法人股(「國家股」)	State-owned legal person shares	240,000,000	240,000
海外上市外資股(「H股」)	Overseas listed foreign invested shares	160,000,000	160,000
		400,000,000	400,000

根據公司章程第19條，除派發股息所使用的貨幣有所不同外，國家股及H股均為註冊普通股份並於各方面享有同等股權。

Pursuant to Article 19 of the Company's Articles of Association, except for the currency in which dividends are paid, all the State-owned legal person shares and overseas listed foreign invested shares issued by the Company rank pari passu with each other in all respects.

於上年及本年度內，本公司之股本並沒有任何變動。

There were no changes in share capital of the Company in both years.

26. 儲備

26. 儲備 *(續)*

26. RESERVES

		股本溢價 Share premium 人民幣千元 *RMB'000*	資本儲備 Capital reserve 人民幣千元 *RMB'000* *(下述附註1)* *(note 1 below)*	法定盈餘公積金 Statutory surplus reserve fund 人民幣千元 *RMB'000* *(下述附註2)* *(note 2 below)*	法定公益金 Statutory public welfare fund 人民幣千元 *RMB'000* *(下述附註3)* *(note 3 below)*	商譽 Goodwill 人民幣千元 *RMB'000*	累計虧損 Accumulated losses 人民幣千元 *RMB'000*	總數 Total 人民幣千元 *RMB'000*
本集團	THE GROUP							
於二零零零年一月一日	At 1 January 2000	303,272	287,391	10,718	10,718	(9,796)	(188,679)	413,624
調整於附屬公司之投資金額	Adjustment on investment cost in a subsidiary	-	-	-	-	(1,796)	-	(1,796)
收購聯營公司權益所產生商譽	Goodwill arising on acquisition of an associate	-	-	-	-	(881)	-	(881)
轉調：	Transfer:							
-本公司及其附屬公司	- the Company and subsidiaries	-	-	195	4,769	-	(4,964)	-
-聯營公司	- associates	-	-	1,474	-	-	(1,474)	-
本期虧損	Net loss for the year	-	-	-	-	-	(78,149)	(78,149)
於二零零零年十二月三十一日	At 31 December 2000	303,272	287,391	12,387	15,487	(12,473)	(273,266)	332,798
轉調-本公司及其附屬公司	Transfer - the Company and subsidiaries	-	-	8,101	3,527	-	(11,628)	-
本期溢利	Net profit for the year	-	-	-	-	-	64,418	64,418
於二零零一年十二月三十一日	At 31 December 2001	303,272	287,391	20,488	19,014	(12,473)	(220,476)	397,216
由下列公司保留：	Attributable to:							
於二零零一年十二月三十一日	At 31 December 2001							
-本公司及其附屬公司	- the Company and subsidiaries	303,272	287,391	19,014	19,014	(11,592)	(314,988)	302,111
-聯營公司	- associates	-	-	1,474	-	(881)	94,512	95,105
		303,272	287,391	20,488	19,014	(12,473)	(220,476)	397,216
於二零零零年十二月三十一日	At 31 December 2000							
-本公司及其附屬公司	- the Company and subsidiaries	303,272	287,391	10,913	15,487	(11,592)	(256,908)	348,563
-聯營公司	- associates	-	-	1,474	-	(881)	(16,358)	(15,765)
		303,272	287,391	12,387	15,487	(12,473)	(273,266)	332,798

26. 儲備 *(續)*

26. RESERVES *(continued)*

		股本溢價 Share premium 人民幣千元 RMB'000	資本儲備 Capital reserve 人民幣千元 RMB'000 (下述附註1) (note 1 below)	法定盈餘公積金 Statutory surplus reserve fund 人民幣千元 RMB'000 (下述附註2) (note 2 below)	法定公益金 Statutory public welfare fund 人民幣千元 RMB'000 (下述附註3) (note 3 below)	累計虧損 Accumulated losses 人民幣千元 RMB'000	總數 Total 人民幣千元 RMB'000
本公司	THE COMPANY						
於二零零零年一月一日	At 1 January 2000	303,272	287,391	4,647	4,647	(147,499)	452,458
本期虧損	Net loss for the year	-	-	-	-	(87,131)	(87,131)
於二零零零年十二月三十一日	At 31 December 2000	303,272	287,391	4,647	4,647	(234,630)	365,327
本期虧損	Net loss for the year	-	-	-	-	(102,206)	(102,206)
於二零零一年十二月三十一日	At 31 December 2001	303,272	287,391	4,647	4,647	(336,836)	263,121

按本公司的公司章程，任何財政年度的本公司可分派利潤乃根據中國會計準則或香港會計準則計算，取其金額較少者以決定該財政年度的可分配利潤。而其除稅後盈利按下列順序分配：

(i) 抵銷以前年度累計虧損；

(ii) 根據中國會計準則計算，提取除稅後溢利10%的撥款作為法定盈餘公積金；

(iii) 根據中國會計準則計算，提取除稅後溢利10%的撥款作為法定公益金；

(iv) 提取任意盈餘公積金；及

(v) 派發股息。

於二零零一年十二月三十一日，本公司未錄得任何可供派發的可分配利潤(二零零零年：無)。

In accordance with the Company's Articles of Association, for the purpose of the distribution of profits of the Company, profits available for distribution in relation to a financial year shall be the lesser of the amount calculated according to the PRC accounting standard and the amount calculated according to the HKGAAP. In addition, the profit after taxation is required to be distributed in the following order:

(i) to offset accumulated losses brought forward;

(ii) to allocate 10% of the profit after taxation calculated in accordance with PRC accounting standards to the statutory surplus reserve fund;

(iii) to allocate 10% of the profit after taxation calculated in accordance with PRC accounting standards to the statutory public welfare fund;

(iv) to provide discretionary surplus reserve; and

(v) to pay dividends.

The Company has no reserves available for distribution as at 31 December 2001 (2000: nil).

附註：

(1) 資本儲備

此為於一九九四年重組時收購主要業務及有關資產及負債而產生的資本儲備，此儲備只限用於增加資本。

(2) 法定盈餘公積金

根據有關法律和財務規定，本集團及其附屬公司每年需根據中國會計準則按稅後溢利的10%提取法定盈餘公積金，直至該項公積金金額達到實收資本的50%，可以不再提取。該公積金可用於彌補虧損或增加資本。除了彌補虧損外，在使用法定盈餘公積金後，餘額不得低於註冊資本的25%。

(3) 法定公益金

根據有關法律和財務規定，本公司及其附屬公司每年需根據中國會計準則按稅後溢利的5%至10%提取法定公益金。此法定公益金只限於使用在本集團員工集體福利設施的資本性支出，該等設施所有權屬於公司。帳目上的法定公益金(除公司破產外)不可以派發給股東。當資本性支出用於員工集體福利設施時，相等金額應由法定公益金轉至任意盈餘公積金。

27. 除稅前溢利(虧損)與經營業務的現

26. RESERVES *(continued)*

Notes:

1. Capital reserve

The amount represents the reserve arising on acquisition of the entire business and undertakings pursuant to the reorganisation in 1994. Capital reserve can only be used to increase share capital.

2. Statutory surplus reserve fund

In accordance with the relevant laws and financial regulations, the Company and its subsidiaries are required to transfer 10% of the profit after taxation prepared in accordance with the PRC regulations to the statutory surplus reserve fund every year until the balance reaches 50% of the paid up share capital. Such reserve can be used to reduce any losses incurred and to increase the share capital. Except for the reduction of losses incurred, any other usage should not result in this reserve balance falling below 25% of the registered capital.

3. Statutory public welfare fund

In accordance with the relevant laws and regulations, the Company and its subsidiaries are required to transfer between 5% to 10% of their profits after taxation prepared in accordance with the PRC regulations to the statutory public welfare fund every year. The use of this fund is restricted to capital expenditure on staff collective welfare facilities and such facilities are owned by the Company and subsidiaries. The statutory public welfare fund is not available for distribution to shareholders (except in liquidation). Once the capital expenditure on staff welfare facilities has been made, an equivalent amount must be transferred from the statutory public welfare fund to the discretionary surplus reserve account.

金流入淨額調節表

27. RECONCILIATION OF PROFIT (LOSS) BEFORE TAXATION TO NET CASH INFLOW FROM OPERATING ACTIVITIES

28. 本年融資變動分析

		二零零一年 2001 人民幣千元 *RMB'000*	二零零零年 2000 人民幣千元 *RMB'000*
除稅前溢利(虧損)	Profit (loss) before taxation	106,578	(58,568)
應佔聯營公司業績	Share of results of associates	(120,697)	(14,906)
利息支出	Interest expenses	12,854	11,391
利息收入	Interest income	(5,120)	(8,844)
物業、廠房及設備減值虧損	Impairment losses on property, plant and equipment	43,858	-
物業、廠房及設備折舊及攤銷	Depreciation and amortisation of property, plant and equipment	46,094	46,953
非上市證券未變現虧損	Unrealised loss on unlisted equity securities	5,035	130
出售物業、廠房及設備與在建工程損失	Loss on disposal of property, plant and equipment and construction in progress	5,677	180
遞延增值稅攤銷	Amortisation of deferred value added tax	-	37
其他存款壞帳計提	Allowance for other deposit	-	30,000
中國上市的國庫券未變現之虧損	Unrealised loss on listed PRC government bonds	-	263
出售中國上市的國庫券已變現盈利	Realised gain on disposal of listed PRC government bonds	(1,122)	-
存貨(增加)減少	(Increase) decrease in inventories	(33,794)	19,416
應收貿易帳款、其他應收款項、按金及預付款項增加	Increase in trade receivables, other receivables, deposits and prepayments	(4,531)	(11,853)
應收聯營公司帳款減少	Decrease in amounts due from associates	5,155	5,746
應收關連公司帳款減少(增加)	Decrease (increase) in amounts due from related companies	1,278	(5,156)
應付貿易帳款、其他應付款及應計提費用、暫收帳款及職工住房定金增加	Increase in trade payables, other payables and accrued charges, temporary receipts and deposits for staff quarters	27,737	12,885
應付聯營公司帳款(減少)增加	(Decrease) increase in amounts due to associates	(798)	4,635
經營業務淨現金流入	Net cash inflow from operating activities	88,204	32,309

28. ANALYSIS OF CHANGES IN FINANCING DURING THE YEAR

		銀行貸款 Bank borrowings 人民幣千元 *RMB'000*	少數股東權益 Minority interests 人民幣千元 *RMB'000*
於二零零零年一月一日結餘	At 1 January 2000	172,172	89,718
新貸款增加	New borrowings raised	323,200	-
償還貸款	Repayments	(292,142)	-
嘅兑差額	Exchange difference	(1,486)	-
少數股東應佔業績	Results attributable to minority shareholders	-	8,744
付少數股東股息	Dividends paid to minority shareholders	-	(6,658)
於二零零零年十二月三十一日結餘	At 31 December 2000	201,744	91,804
新貸款增加	New borrowings raised	238,400	-
償還貸款	Repayments	(222,648)	-
嘅兑差額	Exchange difference	(1,936)	-
小數股東應佔業績	Results attributable to minority shareholders	-	24,825
付少數股東股息	Dividends paid to minority shareholders	-	(5,344)
於二零零一年十二月三十一日結餘	At 31 December 2001	215,560	111,285

29. 退休金計劃

本集團參與一項原由中國郵電部管理的退休養老金計劃。本集團唯一的責任是向該退休計劃進行每年供款，而郵電部作為主要統籌單位則負責該退休金計劃的其他一切事項。目前該退休養老基金由四川省社會保險事務管理局負責管理。截至二零零一年十二月三十一日止年度，本集團的退休福利費用共人民幣7,804,000元(二零零零年：人民幣7,014,000元)。

此外，本集團亦設立一項定額供款制的職工養老金計劃，按此計劃，本集團及員工每月供款由人民幣5元至人民幣40元不等，視乎員工服務年期而定，供款所集得資金將分開管理。截至二零零一年十二月三十一日止年度，本集團供款總支出為人民幣635,000元(二零零零年：人民幣632,000元)。員工於退休時，一次性收取一次，以員工個人和本集團的供款加上利息計算的款項。

29. RETIREMENT SCHEME ARRANGEMENTS

The Group participates in a retirement scheme previously operated by the Ministry of Posts and Telecommunications ("MPT"). The Group's only obligation is to make an annual contribution to MPT, which is the supervisory body and is responsible for the retirement scheme and all other relevant business. Currently, the retirement benefits fund is managed by the Sichuan Administration Bureau of Social Insurance. During the year ended 31 December 2001, total contributions made by the Group to MPT amounted to RMB7,804,000 (2000: RMB7,014,000).

The Group also maintains its own defined contribution scheme to which the Group and each employee contribute an amount in the range of RMB5 to RMB40 per employee per month depending on the relevant employee's period of service. The funds received are maintained separately. During the year ended 31 December 2001, the total contribution made by the Group was RMB635,000 (2000: RMB632,000). Upon retirement, employees will receive a lump sum payment based on the contributions made by the individual employee and the Group plus interest.

30. 資本承擔

30. CAPITAL COMMITMENTS

於資產負債表日，本集團及本公司有以下資本承擔：

At the balance sheet date, the Group and the Company had the following capital commitments:

		本集團 THE GROUP		本公司 THE COMPANY	
		二零零一年 2001 人民幣千元 *RMB'000*	二零零零年 2000 人民幣千元 *RMB'000*	**二零零一年 2001 人民幣千元 *RMB'000***	二零零零年 2000 人民幣千元 *RMB'000*
已訂約但尚未撥備：	Contracted but not provided for:				
職工住房添置	Development of staff quarters	380	4,180	380	4,180
機器設備添置	Acquisition of machinery and equipment	8,616	797	2,204	458
聯營公司出資額	Capital contribution to associates	-	500	-	500
		8,996	5,477	2,584	5,138
董事已授權但未簽約：	Authorised but not contracted for:				
機器設備添置	Acquisition of machinery and equipment	12,347	13,808	12,347	12,658
聯營公司未付資本	Capital contribution to associates	46,305	2,000	46,305	2,000
		58,652	15,808	58,652	14,658
		67,648	21,285	61,236	19,796

31. 或有負債

31. CONTINGENT LIABILITIES

於資產負債表日，本集團及本公司有以下未包括在財務報表的或有負債：

At the balance sheet date, the Group and the Company had the following contingent liabilities not yet provided for in the accounts in respect of:

		本集團 THE GROUP		本公司 THE COMPANY	
		二零零一年 2001 人民幣千元 RMB'000	二零零零年 2000 人民幣千元 RMB'000	二零零一年 2001 人民幣千元 RMB'000	二零零零年 2000 人民幣千元 RMB'000
提供銀行貸款擔保予：	Guarantees in respect of banking facilities granted to:				
附屬公司	Subsidiaries	-	-	6,000	12,000
聯營公司(以下附註1)	Associates (note 1 below)	130,000	230,300	130,000	230,300
其他公司(以下附註2)	Other company (note 2 below)	20,000	20,000	20,000	20,000
		150,000	250,300	156,000	262,300

附註：

(1) 於資產負債表日，聯營公司並未使用任何擔保額(二零零零：該等聯營公司已使用擔保額為人民幣110,300,000元)。

(2) 其他公司已授予本公司的聯合擔保額達人民幣20,000,000元(二零零零：人民幣30,000,000元)。

Notes:

1. At the balance sheet date, the facilities were not utilised by these associates (2000: facilities utilised by these associates were RMB110,300,000).

2. This company also provides cross-guarantee for banking facilities amounting to RMB20,000,000 (2000: RMB30,000,000) granted to the Company.

32. 資產抵押

於資產負債表日，本集團將總數達人民幣28,901,000元(二零零零年：人民幣17,799,000元)的銀行存款及土地使用權抵押予銀行，作為本集團的信貸而取得的信貸額為人民幣52,000,000元(二零零零年：人民幣23,000,000元)之保證。

32. PLEDGE OF ASSETS

At the balance sheet date, the Group pledged bank deposits and land use rights with an aggregate amount of RMB28,901,000 (2000: RMB17,799,000) to banks as security for general banking facilities granted to the Group amounting to RMB52,000,000 (2000: RMB23,000,000).

33. 關連交易及結餘

33. RELATED PARTY TRANSACTIONS AND BALANCES

本年度內，本集團及本公司與其有關連公司進行的重大交易及年末往來餘額概要如下：

During the year, the Group and the Company entered into the following transactions and balances with related parties:

		本集團 THE GROUP								本公司 THE COMPANY			
		銷貨 Trade sales		購貨 Trade purchases		應收關連公司 Amounts due from related companies		應付關連公司 Amounts due to related companies		應收關連公司 Amounts due from related companies		應付關連公司 Amount due to related companies	
		二零零一年 2001 人民幣千元 RMB'000	二零零零年 2000 人民幣千元 RMB'000	二零零一年 2001 人民幣千元 RMB'000	二零零零年 2000 人民幣千元 RMB'000	二零零一年 2001 人民幣千元 RMB'000	二零零零年 2000 人民幣千元 RMB'000	二零零一年 2001 人民幣千元 RMB'000	二零零零年 2000 人民幣千元 RMB'000	二零零一年 2001 人民幣千元 RMB'000	二零零零年 2000 人民幣千元 RMB'000	二零零一年 2001 人民幣千元 RMB'000	二零零零年 2000 人民幣千元 RMB'000
中國普天公司及其附屬公司	CHINA PUTIAN and its subsidiaries	6,017	11,594	-	-	6,533	7,811	-	-	6,533	7,803	-	-
聯營公司	Associates	8,863	18,574	8,474	9,512	5,449	10,604	4,226	5,024	4,598	9,754	2,936	3,563

除上述披露外，本集團收取聯營公司技術轉讓費及管理費分別為人民幣1,083,000元(二零零零年：人民幣2,908,000元)及人民幣1,242,000元(二零零零年：人民幣1,242,000元)。董事確認上述的交易價格乃按市場估計價格釐定。若沒有相約市場估計價格，按成本加以一定的百份比率利潤釐定。

Other than the above, the Group also received from associates technology transfer fee and management fee amounting to RMB1,083,000 (2000: RMB2,908,000) and RMB1,242,000 (2000: RMB1,242,000). In the opinion of the directors, the above transactions were carried out at estimated fair market price or, where no market price was available, at cost plus a percentage profit mark-up.

中國普天公司及其關連公司，於本年度授予本集團及本公司銀行貸款之擔保金額為人民幣150,000,000元(二零零零年：人民幣166,744,000元)。

CHINA PUTIAN and its related companies are also providing guarantees for banking facilities amounting to RMB150,000,000 (2000: RMB166,744,000) granted to the Group and the Company.

本集團授予其聯營公司的擔保額詳情已列載於附註31(附註1)內。

Details of the group's guarantee granted to associates are set out in note 31 (note 1) above.

與附屬公司、聯營公司及關連公司之往來結餘，乃無抵押、免利息及無固定還款限期。與附屬公司、聯營公司、關連公司及東莞CDC少數股東往來結餘詳情已列載於本集團及本公司之資產負債表內。

Balances with subsidiaries, associates and related companies are unsecured, interest free and have no fixed terms of repayment. Details of the balances with the subsidiaries, associates, related companies and minority shareholders of Dongguan CDC are set out in the balance sheets of the Group and the Company.

公司法定名稱
成都普天電纜股份有限公司

Registered Name of the Company
Chengdu PTIC Telecommunications Cable Company Limited

公司英文名稱
Chengdu PTIC Telecommunications Cable Company Limited

English Name of the Company
Chengdu PTIC Telecommunications Cable Company Limited

公司註冊地址
中華人民共和國
四川省成都市
外南神仙樹
高新技術開發區
電話：(028) 85189711
傳真：(028) 85129477
郵編：610042

Registered Address of the Company
Hi-Tech Development Zone
Wai Nan Shen Xian Shu
Chengdu, Sichuan Province
The People's Republic of China
Tel : (028) 85189711
Fax : (028) 85129477
Postal Code : 610042

在香港的營業地點
香港
中環皇后大道中2號
長江集團中心35字樓

Place of Business in Hong Kong
35th Floor, Cheung Kong Center
2 Queen's Road Central
Hong Kong

法定代表人
徐名文

Legal Representative
Xu Mingwen

授權代表
郭愛清
粟嘉陵

Authorised Representatives
Kuo Aiching
Su Jialing

工商登記號碼
企合川蓉總字第1972號

Business Registration Number
企合川蓉總字第1972號

稅務登記號碼
51010920193968x

Taxation Registration Number
51010920193968x

H股股票上市地點
香港聯合交易所有限公司
証券號碼：1202

Place of Listing of H Shares
The Stock Exchange of Hong Kong Limited
Share Code : 1202

執行董事
徐名文
郭愛清
王中夫
鮑煜虹
張仲琪
粟嘉陵
秦要武

Executive Directors
Xu Mingwen
Kuo Aiching
Wang Zhongfu
Bao Yuhong
Zhang Zhongqi
Su Jialing
Qin Yaowu

非執行董事
陳葆心
孫家瑔

Non- Executive Directors
Chen Po Sum
Sun Jiayuan

監事會
張曉成
安民民
洪秀蓉

Supervisors
Zhang Xiaocheng
An Minmin
Hong Xiurong

聯席公司秘書
張述民
莫仲迺

Joint Company Secretaries
Zhang Shumin
Stephen Mok

核數師
國際
德勤 • 關黃陳方會計師行
香港中環干諾道中111號
永安中心26樓

Auditors
International
Deloitte Touche Tohmatsu
26th Floor, Wing On Centre
111 Connaught Road Central
Hong Kong

何錫麟會計師行
香港皇后大道西2-12號
聯發商業中心3樓304室

Ho and Ho & Company
Room 304, 3rd Floor, Arion Commercial Centre
2-12 Queen's Road West
Hong Kong

中國
四川華信（集團）會計師事務所
中華人民共和國
四川省成都市
洗面橋街5號
郵編：610041

PRC
Sichuan Huaxin (Group) CPA Firm
Certified Public Accountants
No. 5 Xi Mum Qiao Street
Chengdu 610041, Sichuan Province
The People's Republic of China

法律顧問
中國
匯高律師事務所
中華人民共和國
四川省成都市
正府街80號
新順城大樓5樓

Legal Advisers
PRC
Hui Gao Law Firm
5th Floor, Xin Shun Cheng Building
No. 80 Zhengfu Street
Chengdu 610017, Sichuan Province
The People's Republic of China

香港
西盟斯律師行
香港
中環皇后大道中2號
長江集團中心35字樓

Hong Kong
Simmons & Simmons
35th Floor, Cheung Kong Center
2 Queen's Road Central
Hong Kong

主要來往銀行
中國工商銀行
高新技術開發區支行
中華人民共和國
四川省成都市
外南神仙樹
高新技術開發區

中國工商銀行
東莞市虎門支行
中華人民共和國
廣東省東莞市
虎門鎮
執信路24號

中國人民建設銀行
成都市分行第二支行
中華人民共和國
四川省成都市
童子街2號

H股股份過戶登記處
香港中央結算(証券登記)有限公司
香港中環德輔道中199號
維德廣場二樓

公司資料查詢地點
成都普天電纜股份有限公司
董事會辦公室
中華人民共和國
四川省成都市
外南神仙樹
高新技術開發區

西盟斯律師行
香港中環皇后大道中2號
長江集團中心35字樓

股東接待日期
每月8日、18日(若為中國假日則順延至後一日)
上午： 9:00-12:00
下午： 2:00-5:00
電話： (028) 85163556
傳真： (028) 85129477

Principal Bankers

Industrial and Commercial Bank of China
Hi-Tech Development Zone Branch
Hi-Tech Development Zone
Wai Nan Shen Xian Shu
Chengdu, Sichuan Province
The People's Republic of China

Industrial and Commercial Bank of China
Humen of Dongguan Branch
No. 24 Zhi Xin Road
Humen
Dongguan, Guangdong Province
The People's Republic of China

People's Construction Bank of China
2nd Sub-Branch, Chengdu Branch
No. 2 Tong Zi Street
Chengdu, Sichuan Province
The People's Republic of China

H Share Registrar and Transfer Office

HKSCC Registrars Limited
2nd Floor, Vicwood Plaza
199 Des Voeux Road, Central
Hong Kong

Corporate Information Available at

Office of the Board of Director
Chengdu PTIC Telecommunications Cable Company Limited
Hi-Tech Development Zone
Wai Nan Shen Xian Shu
Chengdu, Sichuan Province
The People's Republic of China

Simmons & Simmons
35th Floor, Cheung Kong Center,
2 Queen's Road Central
Hong Kong

Time Open for Shareholders Reception

On 8th and 18th every month (or the following day in case of holiday in the PRC)
From 9:00 am to 12:00 pm
2:00 pm to 5:00 pm
Tel : (028) 85163556
Fax : (028) 85129477